PE
5-1-02

COPY No 1
FILE NO 1-9945

'ECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2002

National Australia Bank Limited
ACN 004 044 937
(Registrant's Name)

Level 24
500 Bourke Street
MELBOURNE VICTORIA 3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

National

Group Corporate Affairs

National Australia
Bank Limited
ABN 12004044937

500 Bourke Street
Melbourne
Victoria 3000
Australia

ASX Announcement

Melbourne, Thursday 9th May 2002

National extends Share Buy-Back by an additional $1 billion

National Australia Bank today announced it will extend its share buy-back program by an additional $1 billion and will also modify its Dividend Reinvestment Plan.

The extension of the buy-back program is a result of the National's strong capital position, a consistent record of internal capital generation and a commitment to active capital management.

The National has previously announced an ongoing policy of buying back capital issued under the Dividend Reinvestment Plan and various other share and option schemes.

"The additional buy-back is an efficient and flexible means of continuing to maximise shareholder return and maintains our commitment to active capital management," said Chief Financial Officer, Richard McKinnon.

"Extending the buy-back is sensible capital management as our capital ratios are at present above the high end of target ranges," he said.

The National will maintain the Dividend Reinvestment Plan (DRP), which provides a cost effective way for shareholders to increase their shareholding.

A cap of 15,000 is being introduced on the number of shares per shareholder eligible to participate in the DRP. Where shares are held in a broker's clearing accounts, or by a trustee or nominee, the broker, trustee or nominee will be allowed to participate for each beneficiary up to the cap.

The cap will be effective for the 2002 interim dividend to be paid in July and is estimated to affect less than 2 per cent of shareholders.

For further information contact:

Majella Allen
Office: 03 8641 3857
Mobile: 0410 440 305

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Date: 9 May 2002

By *SE CROOK*

Title: *ASSOCIATE COMPANY SECRETARY*

National Australia Bank Limited

Half Yearly Results 2002

6 Months Ended 31 March 2002

TABLE OF CONTENTS

National

Global Corporate Relations

National Australia
Bank Limited
ABN 12 004 044 937

500 Bourke Street
Melbourne
Victoria 3000
Australia

Telephone (03) 8641 3857
Facsimile (03) 8641 4925

Media Release

Core businesses underpin National's record interim profit result

HIGHLIGHTS

- **Record half year net profit of $2,256 million – up 11%**
  - **Cash earnings up 8%**
- **Net profit from core operations up 15% to $2,156 million**
  - **Cash earnings up 14%**
- **Interim dividend up 8% to 72 cents fully franked**
- **Strong regional profits - Australia up 22%; Europe up 18%; New Zealand up 31%; Asia up 33%**
- **Cost to income ratio for banking operations down 140 basis points to 48%**
- **Return on equity rises to 20%**
- **Return on assets significantly higher at 1.2%**
- **Capital position strengthened - Tier 1 ratio 7.9%**
- **Asset quality remains sound**

The National Australia Bank today announced a record $2,256 million Group net profit for the half year ended 31 March 2002 - 11% higher than the result for the same period last year before significant items.

Cash earnings per share before significant items increased 7.4 cents to 126.8 cents per share and the interim dividend has increased by 8% to 72 cents per share fully franked.

Net profit from core operations was $2,156 million - up 15% on the same period last year.

Managing Director and Chief Executive Officer, Frank Cicutto, said: "We continue to deliver excellent results from our core businesses. We generated double-digit profit growth in our major markets - Australia, Europe and New Zealand.

"Net profit from our retail banking activities was 27% higher at $1,457 million.

"We continue to do well in home lending, which was up 14% to $85 billion compared with March 2001. In Australia, our home loan market share improved to 17.6% from 17.3% in the 12 months to February 2002, growing 11% above financial system growth. Other highlights included growth in agribusiness deposits - up 46% compared with the previous corresponding period – and credit card volumes up 10.6% to $3.4 billion.

"Wealth Management saw a 7% increase in operating profit before revaluations and outside equity interests and has $70 billion in funds under management and administration as at 31 March 2002. In Australia, insurance sales were 46% higher and we captured 21.5% of retail funds inflow for the year to 31 December 2001.

"Two large provisions and less favourable market and economic conditions after September 11 impacted Wholesale Financial Services' profit, which was flat on the previous corresponding period. However, this business is positioned to grow as the business cycle improves.

"Asset quality remains sound with the percentage of non accrual loans to total loans declining to 0.75% overall and 0.69% in Australia.

"Our interim result demonstrates that the group's core businesses are soundly based and we are on track to delivering more than 10% cash earnings growth and Group cash earnings per share growth of 7-10% for the full year.

"We have emerged from a period of significant re-positioning and our strategies are delivering.

"Over the last two years, we have expanded our wealth management operations with the acquisition of MLC and several smaller acquisitions. We have exited our US regional banking operations and disposed of HomeSide's operating platform.

"We have sharpened our focus and strategic agenda, which includes strengthening and growing our core banking and wealth management businesses to deliver integrated financial services. Several hundred million dollars have been earmarked for investing in Wealth Management in Australia and the United Kingdom and upgrading IT networks at Clydesdale and Yorkshire Banks.

"Investments we have already made in Australia, such as Customer Relationship Management, web enablement and a new Internet Banking platform, are delivering results. Our Australian profit is up 22% and this follows a strong result for the 2001 full year.

"In Great Britain and Ireland we saw 18% profit growth which follows double digit growth last year. We are targeting further investment in this market as a result of the Positioning for Growth initiatives.

"The National is the only Australian bank with significant offshore growth options. We have also differentiated ourselves domestically in the wealth management market.

"On the cost side, we are committed to delivering savings of more than $370 million by September 2004 and significantly improving cost-to-income ratios for each region.

"As announced in April this year, we are targeting cash earnings per share growth of greater than 12% in 2003 and 2004. This is subject to the usual caveats around exchange rates and credit environment.

"In addition to cash earnings growth, our target is to achieve 5% compound growth in EVA (Economic Value Add) over the next three years and a return on equity of greater than 18% over the same period.

"Today, we have announced an extension of our share buy back program, as part of our capital management policy. This is covered in a separate announcement to the Australian Stock Exchange.

"We are firmly committed to balancing the needs of all our stakeholders and building a sustainable business for the future. We continue to address issues of access and affordability of bank services. This work has led to the development of the National Concession Card Account – effectively a fee-free bank account for pensioners and health care cardholders.

"We have also expanded our face to face network with over 2,900 Australia Post locations, providing personal customers with day to day banking. Our arrangement with Australia Post is allowing us to deliver on our commitment to provide face to face banking to all communities.

"Across Australia we continue to operate a network of 850 retail outlets, 185 Business Banking Centres, 70 Financial Services Centres, 13 Private Banking Suites and 110 Agribusiness Banking facilities. Over half our network is located in rural and regional areas."

9 May 2002

For further information, please contact:

Majella Allen
Group Corporate Affairs
Tel: 03 8641 3857 or 0410 440 305

Note to editors: Further profit highlights attached

Notes to editors **9 May 2002**

PROFIT HIGHLIGHTS

Financial

- Group net profit before significant items up 11% to $2,256 million for the six months ended 31 March 2002 compared to the same period in 2001
  - Cash basis - up 8% to $1,972 million
  - Cash earnings per share - up 6% to 126.8 cents
- Net profit from ongoing core operations up 15% to $2,156 million
  - Cash basis - up 14% to $1,967 million
- Return on equity of 20%
- Strong capital ratios - Total capital 10.6% and Tier one 7.9%
- Interim dividend up 8% to 72 cents per share, fully franked

Regional

- Strong growth in cash earnings from core operations
  - Australia up 22% on the March half and 11% on the September half to $1,126 million
  - Europe up 18% on the March half and 14% on the September half to $600 million
  - New Zealand up 31% on the March half and 22% on the September half to $197 million
  - Asia up 33% on the March half and 44% on the September half to $65 million

Operational

- Retail Banking (incl. Corporate Centre)
  - Net profit up 27% to $1,457 million
  - Net interest income growth of 12%
  - Other operating income up 10%
  - Housing loans up 14% to $85 billion
  - Charge to provide for doubtful debts down 10% on the same period last year and down 41% on the previous six months
- Wealth Management
  - Operating net profit before revaluations and outside equity interests up 7% to $211 million
  - Revaluation profit up 36% to $370 million ($237 million after tax)
  - 8% growth in funds under management and administration to $70 billion
- Wholesale Financial Services
  - Net profit flat at $373 million, impacted by two large provisions
  - Underlying profit up 2% to $600 million
  - Net interest margin up 13 basis points to 0.82%
  - Total income up 4% to $970 million
- Group net interest margin stable at 2.71%
- Cost to income ratio for ongoing core operations (excluding Wealth Management) reduced by 140 basis points to 48.0%
- Asset quality remains sound
  - Provisioning charge of $417 million, compared to $411 million for the prior corresponding period, and $578 million for the September half year
  - Specific provisions to gross impaired assets improved to 37.0%, compared with 30.3% at the same time last year and 33.7% at September 2001
  - Non-accrual loans to gross loans and acceptances of 0.75% compared to 0.80% at March 2001 and 0.75% at September 2001

Notes to editors **9 May 2002**

OUR ROLE IN THE COMMUNITY

The National recognises it has a contribution to make to the communities in which it operates. Globally, we make this contribution through philanthropic activities and through social investments that address gaps or improve the ability of people who are disadvantaged to access financial services.

The specific needs and concerns of community groups vary from market to market. In Great Britain, Ireland, New Zealand and Australia, the National and its employees have had a strong focus on programs involving education, health and volunteering.

As with all our activities, we are constantly striving to improve the way we make our contribution to the community and welcome feedback from customers, employees, communities and shareholders.

AUSTRALIA

- The National's Community Consultation Forum, chaired by the Reverend Tim Costello and comprising church, welfare and consumer group representatives, helps us improve affordability and accessibility of services for low income and disadvantaged people.
- The Forum was instrumental in the design of the National Concession Card Account, effectively a fee-free bank account for concession-card holders, launched in August 2001 for customers on low incomes.
- The National contributes $5 million a year on community and sponsorship programs in Australia, including sponsorship of the Australian Red Cross Blood Service and The Ovarian Cancer Research Foundation. Other community partners are Lions Australia, Volunteering Australia, the Australian Conservation Foundation, Ourcommunity.com and Ecumenical Community Housing.
- The National's arrangement with Australia Post enables it to deliver on its commitment not to leave any community without an alternative bank service. Over 2,900 Post Offices offering the giroPost service across Australia deliver face to face personal banking to National customers.
- We have been working with Australia Post since early last year to expand its giroPost service to offer a business banking service at selected rural and remote locations.
- The National is trialing audio or voice-enabled ATMs in Australia to enable customers who are blind, vision impaired or elderly to perform basic ATM transactions. The advanced technology is the first of its kind to be released in Australia.
- The National's CommunityLink Volunteer Awards has channelled $1.2 million over five years into 352 small to medium sized volunteer groups from urban to remote areas in all states and territories.
- Under the National's Staff Volunteer Grant Program, Australian-based employees can apply for a grant of up to $2,000 for their own community not-for-profit organisations.
- Wealth Management division employees actively engage in and contribute to their community. This year their efforts equated to over 7,000 volunteer hours benefiting more than 40 community organisations.
- At the annual Wealth Management Community Day this year, over 970 employees volunteered their skills and labour to a range of community activities from bush regeneration to business strategy and financial planning. This aims to bring employees in touch with their local communities, develop an awareness of their needs and actively make a difference.

NEW ZEALAND

- The Staff Community Involvement Programme allows employees to voluntarily support the Bank's sponsorship program and their local communities. The programme centres on key sponsorship relationships with Heart Children NZ and the Kiwi Recovery Programme.
- Staff support for children born with congenital heart conditions and their families has included fundraising, helping to set up local support groups, reading to children undergoing treatment at Green Lane Hospital (NZ's only paediatric cardiology unit) and donating non-perishable foods, books and toys to BNZ Heart House (family accommodation unit next door to Green Lane Hospital).
- To help NZ's national icon, the kiwi, many staff across the country are learning how to monitor the birds, set

GREAT BRITAIN AND IRELAND

- In Northern Ireland, the Northern Bank built on its award-winning Time 2 Count numeracy program in which employees help school children with fun maths activities. 'Maths in a Bag', the pre-school numeracy resource, was rolled out to Education and Library Boards, for use in pre-school and community groups throughout Northern Ireland.
- Northern Bank supports Youth Action's Youth Achievement Awards and Community Leadership programs that promote active contribution to local communities among young people.
- The Young Enterprise Northern Bank Company of the Year entered its second year, with over 30 employees volunteering their business skills in support of enterprise and business start-up projects.
- The Minister for Social Development congratulated the Northern Bank and the Volunteer Development Agency on the achievements of their three-year corporate partnership promoting best practice in volunteering.
- The National Irish Bank supports the Simon Community youth and outreach program tackling homelessness. A comprehensive education pack was delivered to schools throughout the country and the charity was the partner in the bank's annual Charity Bond.
- The national Junior Achievement Primary Programs continued to flourish with support from the National Irish Bank and from employees volunteering their skills in support of the local community.
- The Ark Children's Cultural Centre presented a festival of animation, with children of bank employees taking part in a tailor-made workshop.
- Age and Opportunity in partnership with the National Irish Bank engaged older people in their community through an ongoing series of community workshops. "I've Always Wanted to Try" encourages older people to try something new and play an active part in the community.
- Clydesdale Bank's partnership with **basketball**scotland, aimed at 5 –18 year olds, promotes participation in the sport and encourages a healthy lifestyle. In April, the sponsorship was shortlisted for Best First Time Sponsor at the "sportscotland Awards 2002".
- At the Clydesdale Bank, 29 staff volunteers give presentations to schools on various issues related to business and banking. They have made 18 presentations in the last three months.
- The Yorkshire Bank's Charitable Trust Educational Awards Scheme provides financial awards to schools to help with specific curriculum related projects. In February 2002 over £50,000 was donated to 161 schools.
- In March, staff once again volunteered for the quarterly 'Leeds Cares' program in which employees participate in a community project, such as painting a school.
- Yorkshire Bank staff also assist primary school children improve their reading in the Right to Read volunteers program.

RESULTS FOR THE HALF YEAR ENDED 31 MARCH 2002

FINANCIAL SUMMARY

ORGANISATION STRUCTURE

The Group's results have been presented under the new organisation structure announced as part of the Positioning for Growth review. The new structure created regional financial services businesses with broader authority and more control over distribution, products and services:

- Financial Services Australia;
- Financial Services Europe; and
- Financial Services New Zealand.

The following businesses retained their global focus, with some structural changes:

- Wholesale Financial Services (incorporating Securities Services and Asia Retailers); and
- Wealth Management (incorporating Private Bank Australia and Independent Financial Advisers & Planner operations in Europe).

WEALTH MANAGEMENT - INTERNATIONAL HOLDING COMPANY RESTRUCTURE

On 1 January 2002, the international life insurance and funds management businesses of the National's wholly owned subsidiaries Bank of New Zealand and National Australia Group Europe Limited (including Clydesdale Bank, Yorkshire Bank and Northern Bank), were transferred to a controlled entity of National Australia Financial Management Limited (NAFM), a life insurance entity, as part of an internal restructure.

In accordance with AASB 1038 "Life Insurance Business", these controlled entities are required to be carried at their net market value. The difference between the acquired entities' net assets and the directors' net market value results in an increase in the excess of $402 million. This amount has been reported as part of the revaluation profit of $370 million ($237 million after tax) in the Group's results for the half year ended 31 March 2002.

REPORTING FORMAT

To assist with the interpretation of the Group's results, earnings have been reported under the following structure:

Ongoing core operations

- Retail Banking, which comprises:
  - Financial Services Australia
  - Financial Services Europe
  - Financial Services New Zealand
  - Other (including Corporate Centre);
- Wholesale Financial Services;
- Wealth Management; and
- Excess Capital & Group Funding.

Non-core and disposed operations

- HomeSide US – reflecting the Board's 2001 decision to seek a buyer for this business and the resulting sale of HomeSide US's operating platform and operating assets to Washington Mutual Bank, FA as at 1 March 2002;
- Michigan National – sold by the Group on 1 April 2001; and
- Other non-core operations – incorporating writedowns of e-commerce investments and closure of the Vivid business in Great Britain in April 2001.

SEGMENTAL STATEMENT OF FINANCIAL PERFORMANCE (1)

	Note	Half year to Mar 02 $m	Half year to Sep 01 $m	Half year to Mar 01 $m	Favourable/ (Unfavourable) change on Sep 01 %	Mar 01 %	Mar 01 exclude fx impact %
Ongoing core operations							
Retail Banking (incl. Corporate Centre)							
Net interest income	3	3,082	3,004	2,759	2.6	11.7	10.5
Other operating income	7	1,561	1,536	1,426	1.6	9.5	9.0
Total income		4,643	4,540	4,185	2.3	10.9	10.0
Other operating expenses	8	2,315	2,307	2,150	(0.3)	(7.7)	(6.7)
Underlying profit		2,328	2,233	2,035	4.3	14.4	13.6
Charge to provide for doubtful debts	10	241	409	269	41.1	10.4	11.5
Profit before income tax expense		**2,087**	**1,824**	**1,766**	**14.4**	**18.2**	**17.4**
Income tax expense	12	630	592	621	(6.4)	(1.4)	(0.5)
Net profit from Retail Banking		**1,457**	**1,232**	**1,145**	**18.3**	**27.2**	**26.6**
Wholesale Financial Services							
Net interest income	3	559	497	398	12.5	40.5	38.2
Other operating income	7	411	521	537	(21.1)	(23.5)	(24.2)
Total income		970	1,018	935	(4.7)	3.7	2.4
Other operating expenses	8	370	378	348	2.1	(6.3)	(4.9)
Underlying profit		600	640	587	(6.3)	2.2	0.9
Charge to provide for doubtful debts	10	146	134	82	(9.0)	(78.0)	(72.0)
Profit before income tax expense		**454**	**506**	**505**	**(10.3)**	**(10.1)**	**(10.7)**
Income tax expense	12	81	140	131	42.1	38.2	38.2
Net profit from Wholesale Financial Services		**373**	**366**	**374**	**1.9**	**(0.3)**	**(1.1)**
Wealth Management							
Net interest income	3	54	46	31	17.4	74.2	74.2
Net premium income & other revenue	7	832	835	782	(0.4)	6.4	5.9
Investment revenue	7	2,181	(964)	79	large	large	large
Net decrease/(increase) in net policy liabilities	8	(1,581)	1,109	209	large	large	large
Claims, administration and other expenses	8	(1,146)	(998)	(922)	(14.8)	(24.3)	(23.8)
Charge to provide for doubtful debts	10	-	(2)	(1)	large	large	large
Operating profit before income tax expense and revaluation profit		**340**	**26**	**178**	**large**	**91.0**	**90.4**
Income tax expense/(benefit) - operating profit	12	129	(168)	(19)	large	large	large
Operating profit after income tax expense before revaluation profit		**211**	**194**	**197**	**8.8**	**7.1**	**6.6**
Revaluation profit	7	370	237	273	56.1	35.5	35.5
Income tax expense - revaluation profit	12	133	93	84	(43.0)	(58.3)	(58.3)
Revaluation profit after tax expense		**237**	**144**	**189**	**64.6**	**25.4**	**25.4**
Net profit from Wealth Management		**448**	**338**	**386**	**32.5**	**16.1**	**15.8**
Excess Capital and Group Funding							
Net earnings from Excess Capital		69	78	16	(11.5)	large	large
Net earnings from Group Funding		(143)	(22)	(3)	large	large	large
Net earnings from Excess Capital and Group Funding		**(74)**	**56**	**13**	**large**	**large**	**large**
Net profit from ongoing core operations before goodwill		**2,204**	**1,992**	**1,918**	**10.6**	**14.9**	**14.4**

SEGMENTAL STATEMENT OF FINANCIAL PERFORMANCE [1] (cont'd)

	Note	Half year to Mar 02 $m	Half year to Sep 01 $m	Half year to Mar 01 $m	Favourable/ (Unfavourable) change on Sep 01 %	Mar 01 %	Mar 01 exclude fx impact %
Non-core and disposed operations							
HomeSide US							
Net operating profit from HomeSide before significant operating expenses [2]		107	92	39	16.3	large	large
Significant operating expenses							
Impairment loss on mortgage servicing rights	8	-	909	734	large	large	large
Tax benefit attributable to significant items	12	-	320	-	large	large	large
Net operating profit/(loss) from HomeSide		**107**	**(497)**	**(695)**	**large**	**large**	**large**
Significant non-operating items							
Change in assumptions		-	1,436	-	large	large	large
Write off of goodwill		-	858	-	large	large	large
Net profit/(loss) from HomeSide US		**107**	**(2,791)**	**(695)**	**large**	**large**	**large**
Michigan National							
Net profit from Michigan National		-	-	132	**large**	**large**	**large**
Disposal of Michigan National							
Net profit on sale of Michigan National [3]		-	1,681	-	**large**	**large**	**large**
Other non-core operations							
Net writedown of e-commerce investments		-	(39)	-	large	large	large
Vivid net operating loss		-	(3)	(12)	large	large	large
Net loss on other non-core operations		**-**	**(42)**	**(12)**	**large**	**large**	**large**
Net profit/(loss) from non-core and disposed operations		**107**	**(1,152)**	**(575)**	**large**	**large**	**large**
Net profit		**2,263**	**793**	**1,295**	**large**	**74.7**	**73.7**
Net profit attributable to outside equity interests		7	1	4	large	(75.0)	(75.0)
Net profit attributable to members of the Company		**2,256**	**792**	**1,291**	**large**	**74.7**	**73.7**
Distributions Trust Units & National Income Securities		95	101	112	5.9	15.2	14.6
Earnings attributable to ordinary shareholders		**2,161**	**691**	**1,179**	**large**	**83.3**	**82.1**

(1) The segments disclosed are prior to elimination of intersegment transactions.

(2) Net operating profit for HomeSide includes recognition of a future tax benefit of $89 million and a loss on the sale of HomeSide assets of $19 million. Refer pages 38-40 for details.

(3) Net profit on the sale of Michigan National of $1,681 million, comprised proceeds from the sale of $5,314 million, (refer note 7), less the cost of foreign operations sold $2,929 million (refer note 8) and income tax expense attributable to the sale $704 million (refer note 12).

NET PROFIT BEFORE SIGNIFICANT ITEMS RECONCILIATION

	Half year to			Favourable/ (Unfavourable) change on		
	Mar 02 $m	Sep 01 $m	Mar 01 $m	Sep 01 %	Mar 01 %	Mar 01 exclude fx impact %
Net profit attributable to members of the Company	2,256	792	1,291	large	74.7	73.7
Add back:						
Non-core significant operating expenses	-	589	734	large	large	large
Non-core significant non-operating items	-	2,294	-	large	large	large
Deduct:						
Non-core net profit on sale of Michigan National	-	(1,681)	-	large	large	large
Net profit before significant items	**2,256**	**1,994**	**2,025**	**13.1**	**11.4**	**10.7**

CASH EARNINGS BEFORE SIGNIFICANT ITEMS RECONCILIATION

	Half year to			Favourable/ (Unfavourable) change on		
	Mar 02 $m	Sep 01 $m	Mar 01 $m	Sep 01 %	Mar 01 %	Mar 01 exclude fx impact %
Earnings attributable to ordinary shareholders	2,161	691	1,179	large	83.3	82.1
Add back:						
Non-core significant operating expenses	-	589	734	large	large	large
Non-core significant non-operating items	-	2,294	-	large	large	large
Goodwill amortisation	48	69	98	30.4	51.0	51.0
Deduct:						
Non-core net profit on sale of Michigan National	-	(1,681)	-	large	large	large
Revaluation profit after tax	(237)	(144)	(189)	64.6	25.4	25.4
Cash earnings before significant items	**1,972**	**1,818**	**1,822**	**8.5**	**8.2**	**7.4**

CASH EARNINGS FROM ONGOING CORE OPERATIONS RECONCILIATION

	Half year to			Favourable/ (Unfavourable) change on		
	Mar 02 $m	Sep 01 $m	Mar 01 $m	Sep 01 %	Mar 01 %	Mar 01 exclude fx impact %
Net profit from ongoing core operations before goodwill	2,204	1,992	1,918	10.6	14.9	14.4
Deduct:						
Revaluation profit after tax	(237)	(144)	(189)	64.6	25.4	25.4

STATEMENT OF FINANCIAL POSITION

		As at			Change on	
		Mar 02	Sep 01	Mar 01[1]	Sep 01	Mar 01
	Note	$m	$m	$m	%	%
Assets						
Cash assets		8,423	7,993	6,319	5.4	33.3
Due from other financial institutions		18,816	16,472	23,000	14.2	(18.2)
Due from customers on acceptances		20,317	19,353	23,285	5.0	(12.7)
Trading securities		17,131	19,713	19,368	(13.1)	(11.5)
Available for sale securities		6,213	6,665	8,044	(6.8)	(22.8)
Investment securities		10,556	10,697	18,347	(1.3)	(42.5)
Investments relating to life insurance business		32,865	31,381	31,828	4.7	3.3
Loans and advances		207,636	207,797	212,619	(0.1)	(2.3)
Mortgage loans held for sale		101	3,688	3,275	(97.3)	(96.9)
Mortgage servicing rights		6,044	5,445	8,249	11.0	(26.7)
Shares in entities and other securities		1,114	1,412	1,455	(21.1)	(23.4)
Regulatory deposits		334	98	210	large	59.0
Property, plant and equipment		2,558	2,831	2,732	(9.6)	(6.4)
Income tax assets		1,194	1,296	1,377	(7.9)	(13.3)
Goodwill		828	876	2,518	(5.5)	(67.1)
Other assets		27,507	39,003	40,886	(29.5)	(32.7)
Total assets		**361,637**	**374,720**	**403,512**	**(3.5)**	**(10.4)**
Liabilities						
Due to other financial institutions		41,194	42,873	58,292	(3.9)	(29.3)
Liability on acceptances		20,317	19,353	23,285	5.0	(12.7)
Life insurance policy liabilities		32,056	30,257	30,282	5.9	5.9
Deposits and other borrowings		190,627	190,965	202,966	(0.2)	(6.1)
Income tax liabilities		2,045	2,575	2,676	(20.6)	(23.6)
Provisions		2,202	2,440	2,188	(9.8)	0.6
Bonds, notes and subordinated debt		22,499	24,984	23,264	(9.9)	(3.3)
Other debt issues		1,926	1,985	1,986	(3.0)	(3.0)
Other liabilities		25,320	35,731	35,488	(29.1)	(28.7)
Net assets		**23,451**	**23,557**	**23,085**	**(0.4)**	**1.6**
Equity						
Contributed equity	14	10,486	10,725	10,248	(2.2)	2.3
Reserves	14	1,480	2,427	3,078	(39.0)	(51.9)
Retained profits	14	11,416	10,337	9,705	10.4	17.6
Total parent entity interest		23,382	23,489	23,031	(0.5)	1.5
Outside equity interests in controlled entities	14	69	68	54	1.5	27.8
Total equity		**23,451**	**23,557**	**23,085**	**(0.4)**	**1.6**

(1) Includes Michigan National, which was sold by the Group on 1 April 2001.

GROUP KEY PERFORMANCE MEASURES

	Note	Half year to Mar 02	Half year to Sep 01	Half year to Mar 01
Shareholder measures				
EVA before significant items ($ million) [1]		741	670	761
EVA after significant items ($ million) [1]		641	368	761
Cash earnings before significant items per ordinary share [2]		126.8c	117.7c	119.4c
Cash earnings after significant items per ordinary share [2]		126.8c	39.9c	71.3c
Earnings before significant items per ordinary share		139.0c	122.6c	125.4c
Earnings after significant items per ordinary share		139.0c	44.8c	77.3c
Weighted average ordinary shares (no. million)		1,555	1,544	1,526
Dividends per share		72c	68c	67c
Performance [3]				
Return on equity before significant items		20.1%	17.8%	19.0%
Return on equity after significant items		20.1%	6.5%	11.7%
Return on assets before significant items		1.23%	1.06%	1.08%
Net interest income				
Net interest spread	4	2.41%	2.41%	2.28%
Net interest margin	4	2.71%	2.76%	2.66%
Profitability				
Cost to income ratio for ongoing core operations (excl. Wealth Management)		48.0%	47.5%	49.4%
Profit per average full time equivalent employee ($'000) [3][4]		101	88	86

	Note	As at Mar 02	As at Sep 01	As at Mar 01
Capital				
Tier 1 ratio	14	7.91%	7.47%	6.33%
Tier 2 ratio	14	4.03%	3.94%	3.82%
Deductions	14	(1.34%)	(1.25%)	(1.18%)
Total capital ratio	14	10.60%	10.16%	8.97%
Common equity to tangible assets		5.38%	5.19%	4.47%
Balance sheet assets				
Gross loans and acceptances ($ billion) [5]		232	232	223
Risk-weighted assets ($ billion)	14	237	258	273
Off-balance sheet assets [5]				
Funds under management and administration ($ billion)		70	64	64
Assets under custody and administration ($ billion)		359	345	325
Average US mortgage servicing portfolio (US$ billion)		183	187	189
Asset quality [5]				
Gross non-accrual loans to gross loans and acceptances	11	0.75%	0.75%	0.80%
Net impaired assets to total equity	11	4.9%	5.1%	5.6%
General provision to risk-weighted assets	11	0.88%	0.86%	0.82%
Specific provision to gross impaired assets	11	37.0%	33.7%	30.3%
Total coverage ratio [6]	11	155.7%	160.5%	146.6%
Other information				
Full-time equivalent employees (no.)	9	41,969	44,983	47,454

(1) Economic Value Added (EVA) measures profitability in excess of the Group's cost of capital. EVA is a registered trademark of Stern Stewart & Co.

(2) Calculations are based on cash earnings attributable to ordinary shareholders, which excludes revaluation profits and goodwill amortisation.

(3) Prepared on an annualised basis.

(4) Based on net profit before significant items.

RESULTS FOR THE HALF YEAR ENDED 31 MARCH 2002

MANAGEMENT DISCUSSION AND ANALYSIS

OVERVIEW

The Group produced a record half year profit of $2,256 million. After distributions, earnings of $2,161 million are available to ordinary shareholders. Both of these measures are above $2 billion for the first time and represent record results for the Group.

Dividends increased 7.5% to 72 cents per share, fully franked, compared with the 2001 interim dividend of 67 cents, and increased 5.9% compared with the 2001 final dividend of 68 cents.

Excluding non-cash items (goodwill amortisation and revaluation profits) of $189 million from the result, cash earnings of $1,972 million are also at record levels. Prior half year comparisons are distorted by significant items included in the results of prior halves (primarily related to writing down the value of mortgage servicing rights and goodwill at HomeSide Lending, Inc. (HomeSide) and profit on sale of Michigan National). After eliminating those items, cash earnings are up 8.2% on the March 2001 half and 8.5% (17.7% annualised) on the September 2001 half.

The National's ongoing core operations produced an excellent result with profit up 15.3% on the March 2001 half. Cash earnings from these businesses were up 13.8% on the March 2001 half and 6.4% (13.2% annualised) on the September 2001 half.

Cash earnings per share before significant items increased 7.4 cents (6.2%) from the March 2001 half and 9.1 cents (7.7%) from the September 2001 half to 126.8 cents.

Cash earnings before significant items


Ongoing Core Businesses
$1,967M
13.8% increase on March 01 half
6.4% increase on Sep 01 half
$M
1,800
1,600
1,400
1,200
1,000
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Half year ended


Total Group
$1,972M
8.2% increase on March 01 half
8.5% increase on Sep 01 half
$M
1,750
1,500
1,250
1,000
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Half year ended

The National's performance in the first half has been impacted by the requirement to recapitalise the Group's HomeSide subsidiary following the write downs taken in the September 2001 half. This has distorted the growth rate comparison with the March 2001 half. The funding cost of the $3.8 billion recapitalisation was $58 million, which depressed Group cash earnings per share growth by 3.1 percentage points.

During the half, HomeSide completed the sale of its operating platform and operating assets to Washington Mutual Bank, FA (Washington Mutual).

The sale was completed in accordance with the 12 December 2001 agreement between Washington Mutual and HomeSide. Under the terms of the sale, HomeSide received cash of A$2,299 (US$1,184) million for the operating assets, which consisted primarily of A$2,081 (US$1,072) million in warehouse and pipeline mortgage loans.

The sale of the operating platform and operating assets was made at a premium of US$25 million to the book value of the net assets sold. After allowing for transaction costs and triggered costs, primarily employee liabilities, a small loss of US$10 million was recorded (A$19 million).

HomeSide retains the mortgage servicing rights (MSR) and related financial hedges. Since the September 2001 write downs the MSR has been actively managed ensuring that the carrying value of the asset has remained steady and the hedge has performed effectively. The statistical correlation of the movement in the hedge value to the movement in the asset value was 98.7% for the half year. Following the sale, HomeSide is no longer producing MSR and the book value will runoff through natural attrition and bulk sales. There are some early signs of interest

PROFITABILITY

The Group earned an annualised return on equity of 20.1%. Annualised return on assets increased to 1.23% from 1.08% in the March 2001 half. Loan growth, margin management, improved credit quality and active capital management contributed to the result.

Net Interest Income

The Group's core businesses show continued growth in net interest income. Group net interest income increased by 5.8% from the March 2001 half to $3,603 million.

Net interest income from ongoing core operations increased 14.5% to $3,573 million from the March 2001 half, with Retail Banking increasing 11.7% and Wholesale Financial Services increasing 40.5%.

Margins broadly maintained

The Group margin increased by 5 basis points to 2.71% from the March 2001 half. The graph below highlights the components of this movement.

Net interest margin - March 2001 half v March 2002 half


2.66%
Net Interest Margin – March 2001 Half
WFS
0.08
HomeSide
0.08
Other
0.03
Retail Banking
(0.03)
Excess Capital and Group Funding
(0.03)
Michigan National
(0.08)
2.71%
Net Interest Margin – March 2002 Half

Wholesale Financial Services had a favourable mix impact due to strong growth in the Markets Division from funding and liquidity management activities.

The steeper yield curve in the US enabled HomeSide to earn a positive spread on its loan warehouse.

Retail Banking margins showed a small decline primarily caused by the impact of falling official cash rates on deposit margins.

The recapitalisation of HomeSide has had an unfavourable impact on Group Funding in the March 2002 half.

The sale of Michigan National on 1 April 2001 reduced the Group margin by 8 basis points.

The Group margin decreased by 5 basis points to 2.71% from the September 2001 half, largely due to the recapitalisation of HomeSide.

Margins by line of business

Across the business units, movements are as follows:

	Half Year to Mar 02 %	Half Year to Sep 01 %	Half Year to Mar 01 %	Change Mar 01 basis points
Group Margin	**2.71**	**2.76**	**2.66**	**5**
Retail Banking	3.58	3.64	3.61	(3)
- Financial Services Australia	3.51	3.64	3.57	(6)
- Financial Services Europe	4.00	3.97	3.97	3
- Financial Services New Zealand	2.77	2.77	2.86	(9)
Wholesale Financial Services	0.82	0.76	0.69	13
HomeSide	1.25	(0.24)	(5.60)	large

Volumes by line of business

Banking businesses produced strong lending growth.

Average interest-earning assets [1]	Half Year to Mar 02 $bn	Half Year to Sep 01 $bn	Half Year to Mar 01 $bn	Change on Mar 01 %
Retail Banking	161	154	146	10
- Financial Services Australia	92	88	83	11
- Financial Services Europe	52	50	47	11
- Financial Services New Zealand	17	16	15	13
Wholesale Financial Services	97	97	84	15
Other	8	6	7	14
Group interest-earning assets	**266**	**257**	**237**	**12**

(1) Interest-earning assets exclude intercompany balances and Michigan National.

Accounting for life insurance business (AASB 1038)

Wealth Management reports its results in accordance with Australian Accounting Standard AASB 1038 "Life Insurance Business". AASB 1038 requires that the interests of policyholders in the statutory funds of the life insurance business be reported in the consolidated results. This has a significant impact on consolidated other operating income, operating expenses, income tax expense, and the cost to income ratio. The impact is neutral at the profit after tax level. As policyholder results are significantly influenced by investment market movements, these movements distort period on period comparisons at the Group level.

The following discussion on other operating income, operating expenses and cost to income ratio focuses on the core banking businesses.

For a detailed discussion on the performance of Wealth Management refer to page 32 - 36.

For a detailed discussion on the performance of HomeSide refer to page 38 - 40.

Other Operating Income

Other operating income from ongoing core operations (excluding Wealth Management) increased marginally by 1.2% from the March 2001 half to $2,000 million, which included a 23.5% ($126 million) fall in fee and treasury income within Wholesale Financial Services.

Retail Banking contributed solidly to the result, with other operating income increasing 9.5%. This reflected higher lending fees as loan volumes grew, particularly in Australia and Europe, and growth in card volumes and associated fee income.

The fall in income within Wholesale Financial Services resulted from subdued volatility in foreign exchange and interest rate markets. This lowered the demand for risk management products and reduced fee income from Corporate Finance activity.

Other operating income for ongoing core operations (excluding Wealth Management) decreased 3.9% from the September 2001 half to $2,000 million, due to a 21.1% ($110 million) fall in fee and treasury income within Wholesale Financial Services. The Retail Banking division increased other operating income by 1.6% over this same period, primarily driven by a 2.9% increase in loan fees.

Operating Expenses

Operating expenses for ongoing core operations (excluding Wealth Management) increased 7.4% from the March 2001 half to $2,691 million.

Operating expenses increased 7.7% (6.7% in local currency terms) to $2,315 million within Retail Banking. Personnel costs increased 5.3% due to the impact of enterprise bargaining partially offset by reduced full-time equivalent employee (FTE) levels. The increase in other expenses is primarily due to costs associated with strategic investments, including the internet enabling of the Australian operations and the establishment of a second call centre in Europe, together with higher credit card related expenses.

Operating expenses increased 6.3% (4.9% in local currency terms) to $370 million within Wholesale Financial Services in line with investment in the business.

Compared to the September 2001 half, operating expenses for ongoing core operations (excluding Wealth Management) were flat.

Cost Income Ratio

In April 2002 the Group announced targets in respect of cost to income ratios for the core banking businesses. Progress against these targets has been achieved in the current half year, with major gains expected in the 2003 and 2004 years.

	TARGET year to Sep 04 %	Half Year to March 02 %	Half Year to Sep 01 %	Half Year to March 01 %
Retail Banking				
Financial Services Australia	**46.0%**	49.1%	49.7%	49.8%
Financial Services Europe	**48.0%**	49.2%	49.9%	51.3%
Financial Services New Zealand	**48.0%**	50.4%	58.7%	53.7%
Wholesale Financial Services	**36.0%**	38.1%	37.1%	37.2%
Ongoing core operations (excluding WM) [(1)]		48.0%	47.5%	49.4%

(1) Includes Excess Capital and Group Funding, which have an unfavourable impact on the March 2002 half.

Asset Quality

The Group's asset quality remains sound despite a period of global economic uncertainty. Gross non-accrual loans rose marginally to $1,750 million from $1,732 million at September 2001.

Gross non-accrual loans to gross loans and acceptances has remained unchanged over the past half year at 0.75%. Excluding the five largest non-accrual exposures, the underlying trend is a reduction in the ratio over the past 5 half years to 0.50%.

This trend reflects the continuing effectiveness of credit policies and procedures, including:

- Use of early warning indicators incorporating behavioural analysis tools to identify emerging problem loans;
- Ongoing review of the loan portfolio at both transaction and portfolio levels, including industry analysis and country risk analysis;
- Closely matching lending growth strategies with asset quality risk appetite through the alignment of strategic planning, risk based pricing and measurement and allocation of credit risk capital to businesses; and
- Renewed focus on enhancing core client relationships and better risk pricing post-September 11.


A$m
Gross Non-Accrual Loans
Gross NALs (Ex MNC)
Top 5 NALs
Gross NALs / Gross Loans & Acceptances (Ex MNC)
3,357
3,708
2,261
1,625
1,444
1,181
1,377
1,497
1,336
1,758
1,732
1,750
0.78%
0.74%
0.75%
Sep-92
Sep-93
Sep-94
Sep-95
Sep-96
Sep-97
Sep-98
Sep-99
Sep-00
Mar-01
Sep-01
Mar-02


A$m
Bad Debts Written Off - Half Year Periods
(Excludes MNC Impact)
Total Bad debts written off
Write Off to Gross Loans & Acceptances
290
276
264
364
303
435
399
0.16%
0.15%
0.14%
0.16%
0.14%
0.19%
0.17%
Mar-99
Sep-99
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02

This trend is also seen in the regional composition, with an improved position in all regions except the US.

Regional breakdown [1]	As at Mar 02 %	Sep 01 %	Mar 01 %
Gross non-accrual loans to gross loans and acceptances	**0.75**	**0.74**	**0.78**
Australia	0.69	0.76	0.77
Europe	0.87	0.95	1.07
New Zealand	0.15	0.18	0.27
USA [2]	4.34	0.43	0.53
Asia	0.05	0.14	0.09

(1) Ongoing core operations.

(2) Impacted by the transfer of a large corporate exposure to non-accrual status during the March 2002 half year.

Loan portfolio

Wholesale lending represents 23% of gross loans and acceptances at March 2002, of which 84% is investment grade. Retail lending (business and personal lending) represents 77% of gross loans and acceptances of which 89% is fully or partly secured. The unsecured balance primarily relates to card exposures and personal loans. Personal retail products are largely managed on a portfolio basis through the use of automated application and behavioural scoring techniques.

Charge to provide for doubtful debts

The charge to provide for doubtful debts in the half year to March 2002 was $417 million, compared to $411 million for the March 2001 half and $578 million for the prior half. Included in these figures are substantial specific provisions for two large corporate clients that have previously been reported to the market. Composition of the charge to provide for doubtful debts by line of business is:

Line of business	Half year to Mar 02 $m	Sep 01 $m	Mar 01 $m
Retail Banking			
- Financial Services Australia [1]	46	211	113
- Financial Services Europe	188	202	146
- Financial Services New Zealand	8	4	9
Wholesale Financial Services	146	134	82
Other (incl. WM, HomeSide, MNC)	29	27	61
Total charge to provide for doubtful debts	**417**	**578**	**411**

(1) The reduction in the charge reflects proactive handling of problem loans, broader credit risk management initiatives, improving economic conditions, and subdued growth in the business lending book.

Coverage ratios

The recognition of impaired exposures and associated provisioning continues to be treated conservatively. Management is satisfied that the level of current provisions is adequate for known problem loans and trends.

Specific provisions to gross impaired assets improved to 37.0% from 33.7% at September 2001.

The total provision coverage ratio remains materially unchanged at 156%.

ECONOMIC VALUE ADDED

Shareholders look to management to invest capital and earn a return that exceeds the cost of that capital. Economic Value Added (EVA) is measured by subtracting the cost of the capital from profit.

Strong profit growth in the underlying businesses and improved capital management led to the creation of $641 million of EVA in the first half of this year.

EVA has been impacted by the sale of Michigan National and HomeSide losses. Adjusting for these significant items, EVA for the half year to March 2002 is $741 million. This compares with adjusted EVA of $761 million earned in the first half of last year and $670 million earned in the second half.

Given the ongoing strength of the underlying business, the Group expects to meet the annual EVA growth target of 5%.

CAPITAL STRENGTH

Capital Position

The Group's capital position strengthened during the half year. Tier 1 capital represents 7.91% of risk-weighted assets (6.79% excluding hybrid equity) and total capital represents 10.60% of risk-weighted assets, an improvement on the total capital ratio of 10.16% at September 2001.

The Group's ratio of adjusted common equity to tangible assets was 5.38% compared to 5.19% at September 2001.

The National uses the ratio of adjusted common equity to tangible assets (tangible common ratio) as another measure of the Group's capital position. In contrast to the regulatory capital adequacy ratios, which focus solely on the capital available to support the banking operations, the tangible common ratio reflects the common equity available to support the Group's total operations globally. Adjusted common equity is calculated by subtracting from total shareholders equity, goodwill (including Wealth Management intangible assets), Tier 1 hybrid securities, asset revaluation reserve and adding back the accrued benefit of expected new equity to be issued under the National's dividend re-investment plan (as included in Tier 1 capital). Tangible assets are calculated by subtracting goodwill and investment-linked life insurance assets from total assets.

Share Buy-Back

In November 2001, the Group adopted a continuing policy to buy back shares equal to new shares issued under the Group's various share and option plans. All buy-backs are subject to appropriate pricing parameters and an assessment of the circumstances facing the Group at the relevant time.

On 8 November 2001, the company lodged a notice with the Australian Stock Exchange advising of its intention to implement an on-market buy-back and cancellation of approximately 36,000,000 ordinary shares. The buy-back commenced on 20 December 2001. As at 31 March 2002 ordinary shares bought back totalled 16,805,592 at an average price of $34.16 thereby reducing ordinary equity by $574 million. The highest price paid was $35.40 and the lowest price paid was $31.00.

NET PROFIT BY LINE OF BUSINESS ONGOING CORE OPERATIONS

	Half year to			Favourable / (Unfavourable) change on		
	Mar 02 $m	Sep 01 $m	Mar 01 $m	Sep 01 %	Mar 01 %	Mar 01 excluding fx impact %
Financial Services Australia	879	699	678	25.8	29.6	29.6
Financial Services Europe	471	432	394	9.0	19.5	16.4
Financial Services New Zealand	133	111	113	19.8	17.7	13.2
Other (incl. Corporate Centre)[1]	(26)	(10)	(40)	large	35.0	40.0
Retail Banking (incl. Corporate Centre)	**1,457**	**1,232**	**1,145**	**18.3**	**27.2**	**26.6**
Wholesale Financial Services	**373**	**366**	**374**	**1.9**	**(0.3)**	**(1.1)**
Wealth Management [2]	**448**	**338**	**386**	**32.5**	**16.1**	**15.8**
Excess Capital & Group Funding	**(74)**	**56**	**13**	**large**	**large**	**large**
Net profit from ongoing core operations before goodwill	**2,204**	**1,992**	**1,918**	**10.6**	**14.9**	**14.4**

(1) 'Other' includes Corporate Centre, which is comprised of the following non-operating units – Group Finance, Corporate Development, People & Culture, and Office of the CEO. Other also includes Group eliminations.

(2) Net profit before outside equity interests.

FINANCIAL SERVICES AUSTRALIA

Principal Activities

Financial Services Australia is the Australian retail banking arm of the Group. Following recent changes to the organisational structure, Financial Services Australia includes all Australian based consumer, business and agribusiness banking, together with cards, payments, leasing and shared services. It excludes Wealth Management and Wholesale Financial Services.

The division aims to develop long-term relationships with its customers through the provision of a range of financial products and services tailored to their needs.

Financial Performance

Statement of Financial Performance

	Half year to			Favourable / (Unfavourable) change on	
	Mar 02 $m	Sep 01 $m	Mar 01 $m	Sep 01 %	Mar 01 %
Net interest income	1,619	1,610	1,482	0.6	9.2
Other operating income	906	891	850	1.7	6.6
Total income	**2,525**	**2,501**	**2,332**	**1.0**	**8.3**
Other operating expenses	1,241	1,242	1,161	0.1	(6.9)
Underlying profit	**1,284**	**1,259**	**1,171**	**2.0**	**9.6**
Charge to provide for doubtful debts	46	211	113	78.2	59.3
Profit before tax	**1,238**	**1,048**	**1,058**	**18.1**	**17.0**
Income tax expense	359	349	380	(2.9)	5.5
Net profit	**879**	**699**	**678**	**25.8**	**29.6**

Key Performance Measures

	Half year to		
	Mar 02	Sep 01	Mar 01
Performance & profitability			
Return on assets (annualised)	1.56%	1.35%	1.33%
Cost to income ratio	49.1%	49.7%	49.8%
Profit per average FTE (annualised) ($'000)	94	74	73
Net interest income			
Net interest margin	3.51%	3.64%	3.57%
Net interest spread	3.05%	3.12%	3.05%
Balance sheet			
Gross loans and acceptances (ave) ($ billion)	110.9	105.4	100.0
Average interest-earning assets ($ billion)	91.5	88.0	83.1
Retail deposits (ave) ($ billion)	53.9	50.6	50.6

	As at		
	Mar 02	Sep 01	Mar 01
Asset quality			
Gross non-accrual loans to gross loans & acceptances	0.56%	0.69%	0.72%
Specific provision to gross impaired assets	29.2%	24.7%	31.8%
Other			
Full-time equivalent employees (FTEs) (no.)	18,534	18,705	18,642

Financial performance

Net profit for the half year ended 31 March 2002 was $879 million, an increase of 29.6% from the half year to 31 March 2001.

The cost to income ratio improved from 49.8% to 49.1%.

Net interest income of $1,619 million grew 9.2%, reflecting strong lending volumes partly offset by a contraction in deposit margins. Key factors contributing to the result include the following:

- Continued strong growth in housing lending, up 10.1% or $5 billion during the current half year, and 19.9% from the prior corresponding period. In the 12 months to February 2002, housing lending was 11% above financial systems growth, with market share increasing from 17.3% to 17.6%;
- Higher at-call deposits reflecting general movement to liquid assets following the events of September 11. This has tapered off over the last two months;
- Strong deposit growth in agribusiness, up 46% on the March 2001 half;
- Card volumes up 10.6% to $3.4 billion; and
- Decline in interest margins due to the impact of falling interest rates on margins for variable deposits and non-interest bearing deposits.

Net interest income increased marginally compared to the September 2001 half, adversely impacted by lower deposit margins and reduced demand for business lending.

Other operating income of $906 million grew 6.6% from the March 2001 half, due to growth in transaction activity and bill acceptance fees.

Growth slowed from the September 2001 half with lower sales by financial planners following September 11 and subdued business lending demand.

Operating expenses grew 6.9% from the March 2001 half to $1,241 million, due to:

- Increased personnel expenses (5.4%), with flat FTE levels offset by the impact of Enterprise Bargaining Agreement salary rate increases; and
- Higher equipment expenses, reflecting increased depreciation on completed technology investments.

Operating expenses were flat on the September 2001 half.

The charge to provide for doubtful debts of $46 million decreased 59.3% from the March 2001 half. Gross non-accrual loans to gross loans and acceptances declined from 0.72% at March 2001 to 0.56% at March 2002. Key factors contributing to this result included:

- Proactive handling of problem loans, and broader credit risk management initiatives;
- Improving economic conditions; and
- Subdued growth in the business lending book.

FINANCIAL SERVICES EUROPE

Principal Activities

Financial Services Europe is the retail banking arm of the Group in Great Britain and Ireland. Following recent changes to the organisational structure, Financial Services Europe includes all European based consumer, business and agribusiness banking, together with cards, payments, leasing and shared services. It excludes Wealth Management and Wholesale Financial Services.

The division aims to develop long-term relationships with its customers through the provision of a range of financial products and services tailored to their needs.

Financial Performance

Statement of Financial Performance Australian dollars

	Half year to			Favourable / (Unfavourable) change on	
	Mar 02 $m	Sep 01 $m	Mar 01 $m	Sep 01 %	Mar 01 %
Net interest income	1,184	1,133	1,024	4.5	15.6
Other operating income	535	541	491	(1.1)	9.0
Total income	**1,719**	**1,674**	**1,515**	**2.7**	**13.5**
Other operating expenses	845	836	777	(1.1)	(8.8)
Underlying profit	**874**	**838**	**738**	**4.3**	**18.4**
Charge to provide for doubtful debts	188	202	146	6.9	(28.8)
Profit before tax	**686**	**636**	**592**	**7.9**	**15.9**
Income tax expense	215	204	198	(5.4)	(8.6)
Net profit	**471**	**432**	**394**	**9.0**	**19.5**

Statement of Financial Performance Pounds sterling

	Half year to			Favourable / (Unfavourable) change on	
	Mar 02 £m	Sep 01 £m	Mar 01 £m	Sep 01 %	Mar 01 %
Net interest income	425	407	375	4.4	13.3
Other operating income	192	194	180	(1.0)	6.7
Total income	**617**	**601**	**555**	**2.7**	**11.2**
Other operating expenses	303	300	284	(1.0)	(6.7)
Underlying profit	**314**	**301**	**271**	**4.3**	**15.9**
Charge to provide for doubtful debts	67	72	53	6.9	(26.4)
Profit before tax	**247**	**229**	**218**	**7.9**	**13.3**
Income tax expense	77	73	72	(5.5)	(6.9)
Net profit	**170**	**156**	**146**	**9.0**	**16.4**

Key Performance Measures

	Half year to		
	Mar 02	Sep 01	Mar 01
Performance & profitability			
Return on assets (annualised)	1.33%	1.27%	1.17%
Cost to income ratio	49.2%	49.9%	51.3%
Profit per average FTE (annualised) ($'000)	79	72	67
Net interest income			
Net interest margin	4.00%	3.97%	3.97%
Net interest spread	3.64%	3.49%	3.40%
Balance sheet			
Gross loans and acceptances (ave) ($ billion)	53.4	51.5	49.1
Average interest-earning assets ($ billion)	58.5	56.0	50.9
Retail deposits (ave) ($ billion)	34.4	31.6	29.8

	As at		
	Mar 02	Sep 01	Mar 01
Asset quality			
Gross non-accrual loans to gross loans & acceptances	1.09%	1.23%	1.29%
Specific provision to gross impaired assets	32.0%	31.3%	30.7%
Other			
Full-time equivalent employees (FTEs) (no.)	11,876	12,007	11,720

Financial performance

Net profit for the half year ended 31 March 2002 was £170 ($471) million. This represents an increase of 16.4% compared to the March 2001 half, (19.5% in Australian dollar terms).

The cost to income ratio of 49.2% improved from 51.3%.

Net interest income grew 13.3% from the March 2001 half to £425 ($1,184) million reflecting the success of retail strategies with the focus on target customer segments and new product launches. Key factors contributing to this result include:

- 9% increase in gross loans and acceptances, particularly in variable rate mortgages, term lending and credit card receivables. This reflects the successful launch of the Rapid Repay mortgage product and continued strong take up of the Tailored Business Loan Product;
- 14% increase in retail deposit volumes, primarily in demand deposits; and
- Slight improvement in net interest margins. Declining margins on retail deposits have been offset by increased margins on fixed rate lending and lease finance.

Net interest income increased 4.4% from the September 2001 half, as the base rate fall impacted the margin on retail deposits.

Other operating income grew 6.7% to £192 ($535) million from the March 2001 half, due to:

- 15% increase in lending fees reflecting growth in asset volumes;
- Increase in introductions from the roll out of the Wealth Management financial planning and investment service in the UK in November 2001; and
- Marginal decline in income from account fees, as changes in customer behaviour resulted in relatively flat transaction volumes. In addition, customers continue to utilise lower cost channels such as internet banking and call centres.

Other operating income was stable against the September 2001 half, as growth in lending fees was offset by flat account fees and a reduction in income from distribution of creditor insurance and risk management products.

Operating expenses grew 6.7% to £303 ($845) million from the March 2001 half, due to:

- Increased personnel costs as a result of annual salary reviews. Staff numbers increased 1% with growth in front-line staff partially offset by lower staff levels in support areas;

- *Increased occupancy costs resulting from the opening of a number of new business banking centres, as well* as higher costs resulting from rental and rate reviews;
- Creation of the second European call centre which opened in October 2001; and
- Launch of Internet banking in November 2001.

The charge to provide for doubtful debts increased 26.4% to £67 ($188) million. Asset quality remained satisfactory with gross non-accrual loans reducing to 1.09% of gross loans and acceptances at March 2002.

FINANCIAL SERVICES NEW ZEALAND

Principal Activities

Financial Services New Zealand is the New Zealand retail banking arm of the Group. Following recent changes to the organisational structure, Financial Services New Zealand includes all New Zealand based consumer, business and agribusiness banking, together with cards, payments and leasing. It excludes Wealth Management and Wholesale Financial Services.

The division aims to develop long-term relationships with its customers through the provision of a range of financial products and services tailored to their needs.

Financial Performance

Statement of Financial Performance Australian dollars

	Half year to			Favourable / (Unfavourable) change on	
	Mar 02 $m	Sep 01 $m	Mar 01 $m	Sep 01 %	Mar 01 %
Net interest income	280	271	254	3.3	10.2
Other operating income	137	136	137	0.7	-
Total income	**417**	**407**	**391**	**2.5**	**6.6**
Other operating expenses	210	239	210	12.1	-
Underlying profit	**207**	**168**	**181**	**23.2**	**14.4**
Charge to provide for doubtful debts	8	4	9	large	11.1
Profit before tax	**199**	**164**	**172**	**21.3**	**15.7**
Income tax expense	66	53	59	(24.5)	(11.9)
Net profit	**133**	**111**	**113**	**19.8**	**17.7**

Statement of Financial Performance New Zealand dollars

	Half year to			Favourable / (Unfavourable) change on	
	Mar 02 NZ$m	Sep 01 NZ$m	Mar 01 NZ$m	Sep 01 %	Mar 01 %
Net interest income	344	333	321	3.3	7.2
Other operating income	168	167	173	0.6	(2.9)
Total income	**512**	**500**	**494**	**2.4**	**3.6**
Other operating expenses	258	293	264	11.9	2.3
Underlying profit	**254**	**207**	**230**	**22.7**	**10.4**
Charge to provide for doubtful debts	10	5	11	large	9.1
Profit before tax	**244**	**202**	**219**	**20.8**	**11.4**
Income tax expense	81	66	75	(22.7)	(8.0)
Net profit	**163**	**136**	**144**	**19.9**	**13.2**

Key Performance Measures

	Half year to		
	Mar 02	Sep 01	Mar 01
Performance & profitability			
Return on assets (annualised)	1.27%	1.15%	1.24%
Cost to income ratio	50.4%	58.7%	53.7%
Profit per average FTE (annualised) ($'000)	69	58	60
Net interest income			
Net interest margin	2.77%	2.77%	2.86%
Net interest spread	2.91%	2.93%	3.03%
Balance sheet			
Gross loans and acceptances (ave) ($ billion)	17.0	16.3	15.4
Average interest-earning assets ($ billion)	20.2	19.4	17.7
Retail deposits (ave) ($ billion)	11.6	10.4	9.3
	As at		
	Mar 02	Sep 01	Mar 01
Asset quality			
Gross non-accrual loans to gross loans & acceptances	0.21%	0.25%	0.35%
Specific provision to gross impaired assets	29.5%	21.7%	26.9%
Other			
Full-time equivalent employees (FTEs) (no.)	3,783	3,844	3,803

Financial performance

Net profit for the half year ended 31 March 2002 was NZ$163 million, an increase of 13.2% from the March 2001 half (17.7% in Australian dollar terms). The cost to income ratio improved from 53.7% to 50.4%.

Net interest income of NZ$344 million grew 7.2% (10.2% in Australian dollar terms). Key factors contributing to this result include:

- 9% increase in core lending assets, particularly in mortgages and fixed rate term lending;
- 14% increase in retail deposit volumes, primarily in savings and demand deposits; and
- Decrease in net interest margin as a result of competitive pressure.

Other operating income of NZ$168 million decreased 2.9% (flat in Australian dollar terms). Underlying growth of 3.7% was offset by a reduced contribution from asset and liability management. The increase reflected higher credit card fee income on the back of strong growth in Global Plus and increased transaction volumes.

Operating expenses of NZ$258 million decreased 2.3% (flat in Australian dollar terms), due to improved efficiency and lower non-lending losses.

The charge to provide for doubtful debts decreased by 9.1% (11.1% in Australian dollar terms) compared to the March 2001 half. Gross non-accrual loans represent 0.21% of gross loans and acceptances, down from 0.25% at September 2001. Broad asset quality remains satisfactory.

WHOLESALE FINANCIAL SERVICES

Principal Activities

Wholesale Financial Services (Wholesale) is responsible for the Group's 1,500 major corporate and institutional relationships worldwide. Wholesale operates across four continents and 21 financial centres with a presence in each of the principal markets outside Australia.

Financial Performance

Statement of Financial Performance

	Half year to			Favourable / (Unfavourable) change on		
	Mar 02 $m	Sep 01 $m	Mar 01 $m	Sep 01 %	Mar 01 %	Mar 01 excluding fx impact %
Net interest income	559	497	398	12.5	40.5	38.2
Other operating income	411	521	537	(21.1)	(23.5)	(24.2)
Total income	**970**	**1,018**	**935**	**(4.7)**	**3.7**	**2.4**
Other operating expenses	370	378	348	2.1	(6.3)	(4.9)
Underlying profit	**600**	**640**	**587**	**(6.3)**	**2.2**	**0.9**
Charge to provide for doubtful debts	146	134	82	(9.0)	(78.0)	(72.0)
Profit before tax	**454**	**506**	**505**	**(10.3)**	**(10.1)**	**(10.7)**
Income tax expense	81	140	131	42.1	38.2	38.2
Net profit	**373**	**366**	**374**	**1.9**	**(0.3)**	**(1.1)**

Key Performance Measures

	Half year to		
	Mar 02	Sep 01	Mar 01
Performance & profitability			
Total income to average risk-weighted assets (annualised)	2.7%	2.9%	2.9%
Cost to income ratio	38.1%	37.1%	37.2%
Profit per average FTE (annualised) ($'000)	310	310	337
Net interest income			
Net interest margin	0.82%	0.76%	0.69%
Balance sheet assets			
Gross loans and advances (ave) ($ billion)	46.6	46.5	43.9
Average interest-earning assets ($ billion)	135.8	129.9	114.9
Risk-weighted assets (ave) ($ billion)	71.4	70.9	65.4

	As at		
	Mar 02	Sep 01	Mar 01
Asset quality			
Gross non-accrual loans to gross loans & advances	1.11%	0.57%	0.57%
Specific provision to gross impaired assets	50.2%	47.2%	32.1%
Other			
Full-time equivalent employees (FTEs) (no.)	2,386	2,419	2,273

Financial performance

Net profit of $373 million for the half year to 31 March 2002 was in line with the prior corresponding period. Underlying profit was $600 million, an increase of 2.2% compared with the same period last year. The increase in the charge to provide for doubtful debts has made a significant impact on the result.

Total income of $970 million grew 3.7% compared to the March 2001 half, predominantly in the Markets Division and Corporate Finance. However, compared to the September 2001 half, total income fell 4.7%, reflecting tougher market conditions. Following the events of September 11, Wholesale revised its strategic priorities to focus on enhancing relationships with existing core clients and better pricing for risk.

The split of income between net interest income and other operating income can vary considerably in the wholesale market, depending on activity and environmental conditions. This was particularly evident in the results for the March 2002 half.

Net interest income of $559 million grew 40.5% (38.2% in local currency terms) from the March 2001 half, reflecting growth in balance sheet activity. Key factors contributing to this result included:

- Continuing reductions in interest rates enabling strong growth in Markets' net interest income from funding and liquidity management activities in the US, Europe and Australia; and
- 6% increase in average gross loans and advances to $46.6 billion, primarily as a result of the business' commitment to maintaining solid client relationships and innovation in delivery of product capabilities.

The rate of growth in net interest income slowed in the March 2002 half year, as funding margin income reached its peak when interest rates stabilised and lending growth eased in the more constrained economic environment.

Other operating income of $411 million decreased 23.5% (24.2% in local currency terms). Key factors contributing to this result were:

- Subdued volatility in foreign exchange and interest rate markets lowered demand for sales of risk management products and also constrained risk management income; and
- Corporate Finance fees decreased due to a slowing of activity.

Operating expenses of $370 million grew 6.3% (4.9% in local currency terms), in line with investment in the business. Compared to the September 2001 half, the cost to income ratio rose to 38.1% from 37.1% due to a decrease in income, despite a 2.1% reduction in expenses.

The quality of the Wholesale loan portfolio remains high, with approximately 84% of credit exposures equivalent to investment grade or above. The charge to provide for doubtful debts increased 78.0% to $146 million (72.0% in local currency terms), reflecting the additional specific charge primarily in relation to two large corporate exposures. The level of gross non-accrual loans increased to 1.11% of gross loans and acceptances at March 2002.

WEALTH MANAGEMENT

Principal Activities

Wealth Management operates a diverse portfolio of financial services businesses. It provides financial planning, insurance, private banking, superannuation and investment solutions to both retail and corporate customers and portfolio implementation systems and infrastructure services to financial advisers. The businesses operate across four regions, Australia, Europe (Great Britain & Ireland), New Zealand and Asia.

Financial Performance

Statement of Financial Performance

	Half year to			Favourable / (Unfavourable) change on	
	Mar 02 $m	Sep 01 $m	Mar 01 $m	Sep 01 %	Mar 01 %
Net interest income	54	46	31	17.4	74.2
Net premium income and other revenue	832	835	782	(0.4)	6.4
Investment revenue	2,181	(964)	79	large	large
Net (increase)/decrease in net policy liabilities	(1,581)	1,109	209	large	large
Claims administration and other expenses	(1,146)	(998)	(922)	(14.8)	(24.3)
Charge to provide for doubtful debts	-	(2)	(1)	large	large
Operating profit before income tax and revaluation	**340**	**26**	**178**	**large**	**91.0**
Income tax expense/(benefit)	129	(168)	(19)	large	large
Operating profit after income tax and before revaluation	**211**	**194**	**197**	**8.8**	**7.1**
Revaluation profit	370	237	273	56.1	35.5
Income tax expense	133	93	84	(43.0)	(58.3)
Revaluation profit after tax	**237**	**144**	**189**	**64.6**	**25.4**
Net profit	**448**	**338**	**386**	**32.5**	**16.1**
Outside equity interests in operating profit after tax	7	1	4	large	(75.0)
Net profit after outside equity interests	**441**	**337**	**382**	**30.9**	**15.4**

Sources of Operating Profit

	Half year to			Favourable / (Unfavourable) change on	
	Mar 02 $m	Sep 01 $m	Mar 01 $m	Sep 01 %	Mar 01 %
Life company – planned profit margins	122	121	119	0.8	2.5
Life company – experience profit	1	3	4	large	large
Capitalised losses	(6)	(1)	-	large	large
Operating margins	**117**	**123**	**123**	**(4.9)**	**(4.9)**
Operating profits from non-life businesses	55	73	57	(24.7)	(3.5)
Investment earnings on shareholders' retained profit and capital	32	(3)	13	large	large
Revaluation profit after tax	237	144	189	64.6	25.4
Net profit after outside equity interests	**441**	**337**	**382**	**30.9**	**15.4**

Key Performance Measures

	Half year to		
	Mar 02	Sep 01	Mar 01
Sales			
Sales ($ billion)	7.4	8.6	7.0

	As at		
	Mar 02	Sep 01	Mar 01
Off-balance sheet assets			
Funds under management and administration ($ billion)	69.5	63.8	64.1
Market share - Australia			
Retail funds management (%) (1)	14.4	14.4	14.5
Net retail inflows year (%) (1)	21.5	17.2	16.6
Retail risk insurance (%) (2)	13.3	12.9	12.4
New retail risk annual premiums (%) (2)	13.7	13.8	13.2
Other			
Number of financial advisers (3)	3,589	3,830	3,431
- Bank channels	838	858	776
- Aligned dealerships	2,751	2,972	2,655
Full-time equivalent employees (FTEs) (no.)	5,062	4,978	4,842

(1) Source: ASSIRT Market Share Reports as at December 2001, June 2001 and December 2000.

(2) Source: Rice Kachor Research Reports, retail risk insurance includes term, trauma and disability insurance at September 2001, December 2000 and September 2000.

(3) Significant business is also sourced from Independent Financial Advisers (IFAs). There are currently active relationships with over 1,300 IFAs.

The business produced a solid result for the half year ending 31 March 2002, achieving profit after outside equity interests of $441 million, a 15% increase on the March 2001 half. $204 million was generated through operations and $237 million from revaluation profits. Whilst the majority of investment markets have returned to pre-September 11 levels, investor uncertainty has impacted sales growth, although market share has been maintained.

Operating profit

Operating profit of $211 million (before outside equity interests), up 7% on the March 2001 half, was influenced by:

- Strong new business sales growth of 6%. This growth demonstrates the strength of the multi-channel distribution and advice capability across the retail and corporate segments.
- Re-positioning of the Australian Corporate Solutions businesses which experienced sales growth of 67%.
- Continued strong growth in the Australian Insurance business, with new business up 46%.
- Capture of a growing share of net retail inflows - 21.5% for year to 31 December 2001 compared to a market share of 14.4%. Retail sales declined on the September 2001 half, reflecting subdued investor sentiment and the seasonal nature of superannuation business sales, which tend to increase significantly in the second half.
- Improved investment returns with a contribution of $32 million in after tax profit from shareholders' invested capital, up from $13 million.
- 8% growth in funds under management and administration from 31 March 2001 as a result of new business sales growth and strong investment earnings.
- Improved annuitant mortality (life expectancy) on previous business expectations, resulting in the recognition of capitalised losses of $6 million in the annuities business. Additionally, the business was impacted by increased disability claims experience.
- Improved market position for Retail Investments in annual new business captured, and is ranked second and third for market share of retail funds under management and retail risk insurance in force annual premiums respectively. This was achieved despite the challenging economic environment, significant investment market volatility and a high degree of investor uncertainty.

- Contribution of 16% from international operations. All international businesses have been impacted by uncertain economic conditions, however, in Asia this resulted in favourable stronger investment earnings.
- Europe's contribution of $14 million is $15 million lower than the prior corresponding period. The March 2001 half result was favourably impacted by the receipt of profit commission on Creditors Insurance business relating to the 2000 year. Further, the result has been impacted by increased expenditure to support future business growth and the amortisation of costs associated with the development of the investment service offering.
- Increase in Europe investment sales by 35% at the UK tax year end (ISA Season) following the launch of the new investment and financial planning service offering in November 2001. In the same period the industry fell 40%, a positive sign of the attractiveness of the service. Over 4000 new customers are now using the service and the average account size doubled since the launch.
- Expenses actively managed. Wealth Management is committed to achieving annual efficiency targets over the long-term, including cost to premiums in force for the insurance business of 21% by 2004 and cost to funds under management for the investment business of 65 basis points by 2004. For the half year to March 2002 cost to premiums in force for the insurance business was 22% and cost to funds under management for the investment business was 66 basis points compared with 23% and 70 basis points for the year ended 30 September 2001. These ratios may trend back up in the second half due to increased expenditure from strong seasonal sales volumes. The improvement in cost to funds under management for the investment business from September 2001 is due to the rebound in the investment markets in the period.
- Australian integration program completed in December 2001. This resulted in significant consolidation of the businesses. With over $108 million annualised pre tax integration synergy benefits achieved to date, the business is on track to deliver the targeted $140 million in pre tax synergy benefits by 30 September 2003.

Valuation and revaluation profit

Valuation of businesses held in the mark to market environment increased by $797 million from $5,991 million at 30 September 2001 to $6,788 million at 31 March 2002. This increase in value comprised operating profits after tax of $154 million, net changes in capital of $273 million during the period and a revaluation profit of $370 million before tax ($237 million after tax), which represents growth over and above the increase in net assets.

Values shown are directors' market valuations. The valuations are supported by Discounted Cash Flow (DCF) valuations prepared by Tillinghast – Towers Perrin (Tillinghast), using, for the Australian entities, risk discount rates specified by the directors.

NAFM subsidiaries market value summary	Net assets [1]	Value of inforce business	Embedded value	Value of future new business	Value of future synergy benefits	Market value
Market value at 30 September 2001	**710**	**2,138**	**2,848**	**2,676**	**467**	**5,991**
Operating profits after tax of NAFM subsidiaries [2]	154	-	154	-	-	154
Net capital transfers [3]	273	-	273	-	-	273
Increase in shareholders net assets	**427**	**-**	**427**	**-**	**-**	**427**
Revaluation profit components before tax:						
- Business assumptions & roll forward						
Roll forward of DCF [4]	-	160	160	47	26	233
Change in business assumptions & experience	-	(75)	(75)	10	-	(65)
Expected synergies	-	30	30	463	(493)	-
- Change in economic assumptions	-	(50)	(50)	(287)	-	(337)
- One off transactions						
Acquisition of Europe & NZ businesses	-	345	345	57	-	402
Transfers of business	-	137	137	-	-	137
Revaluation profit before tax [5]	**-**	**547**	**547**	**290**	**(467)**	**370**
Excess of internal restructure [6]	(8)	8	-	-	-	-
Market value at 31 March 2002	**1,129**	**2,693**	**3,822**	**2,966**	**-**	**6,788**

Entities held within the mark to market environment include operations in Australia, Europe, New Zealand and Asia. Distribution of value by both region and entity type is summarised below:

NAFM subsidiaries market value summary	Net assets [1]	Value of inforce business	Embedded value	Value of future new business[7]	Market value
Market value summary by region					
Australia	757	2,178	2,935	2,778	5,713
Europe	229	349	578	32	610
New Zealand	17	26	43	24	67
Asia	126	140	266	132	398
Market value at 31 March 2002	**1,129**	**2,693**	**3,822**	**2,966**	**6,788**
Market value summary by line of business					
Life insurance [8]	785	1,695	2,480	2,369	4,849
Funds management/administration	255	602	857	597	1,454
Other entities	89	396	485	-	485
Market value at 31 March 2002	**1,129**	**2,693**	**3,822**	**2,966**	**6,788**

(1) Net assets represent the shareholder capital reserves and retained profits. A portion of these net assets is non-distributable as it is required to support regulatory capital requirements. The cost of this capital support is reflected in the value of inforce business.

(2) Operating profit after income tax is before revaluations and excludes operating profits of entities outside the market value accounting environment; ie. the operating profits after tax from NAFM's own business, and other entities not owned by NAFM.

(3) Net capital transfers represent movement in value that do not impact on the revaluation and operating profit, such as the payment of dividends, capital injections, and net assets of entities acquired.

(4) The roll forward represents the growth over the period at the valuation discount rate over and above operating profit.

(5) The revaluation profit before tax does not include revaluation uplift in respect of NAFM's own business. AASB 1038 requires assets of a life company to be valued at net market value; since NAFM is the parent life entity, the change in market value of its own life business is not brought to account.

(6) Represents the movement of foreign currency translation reserve to excess of net market value as a result of the acquisition of the Europe and New Zealand businesses from related Group entities.

(7) For some smaller entities the projection of future new business and inforce business is combined for the purposes of valuation. For these entities the value of future new business is reflected in the embedded value.

(8) Life insurance business includes the funds management and insurance business of all life companies in the Group including MLC Limited

The components that contributed to the revaluation profits comprised:

- Transfer on 1 January 2002, of the life insurance and funds management businesses of Bank of New Zealand and National Australia Group Europe Limited (including Clydesdale Bank, Yorkshire Bank and Northern Bank), to a controlled entity of NAFM, as part of an internal restructure. In accordance with AASB 1038 "Life Insurance Business", these controlled entities are required to be carried at their net market value. The difference between the acquired entities' net assets and the directors' net market value results in an increase in the valuation of $402 million before tax.
- Transfer of certain unit linked NAFM businesses to MLC Limited in line with integration initiatives. As a result, MLC Limited will earn future profits on this business. This transaction increased the valuation by $137 million before tax.
- Economic assumption changes relating primarily to an increase of 1% in the discount rate applied in the DCF valuation for Australian life insurance business and 0.75% for Australian funds management and administration business. This increase together with a commensurate increase in the rate of future expected investment earnings on funds under management and an increase in future inflation and business growth rates, reflected an increase in the 10 year bond yield since 30 September 2001.
- As synergy benefits are realised from the integration of the MLC Group with the National's wealth management businesses, the value associated will transfer to the value of inforce business and future value of new business. The synergy benefits of $467 million at 30 September 2001 have been absorbed into the overall business valuation.

Assumptions applied in determination of market value

Assumptions applied in the determination of market values for significant WM businesses held within the mark to market environment are summarised as follows:

	March 2002			September 2001		
Assumptions applied in the determination of market value	**New business multiplier (1)**	**Risk discount rate (2) (%)**	**Franking credit assumptn (%) (3)**	**New business multiplier (1)**	**Risk discount rate (2) (%)**	**Franking credit assumptn (%) (3)**
Australian life insurance companies	8.0 – 9.4	12.0	70	8.5 - 8.8	11.0	70
Australian funds management/administration companies	8.4	13.0	70	10.0	12.25	70
Europe	9.5	10.0	-	-	-	-
New Zealand	8.4	12.5 - 13.5	70	-	-	-
Hong Kong	9.4	12.5	-	9.4	12.5	-

(1) New business multipliers represent the multiple of value arising from 2001 & 2002 new business experience respectively that equates to the value of future new business. It reflects the risk discount rate, anticipated new business growth and expected industry growth rates thereafter, together with an allowance for the expected pressure to reduce profit margins in the future. The September 2001 multipliers for the Australian life insurance companies have been restated to be consistent with the March 2002 multipliers allowing for the inclusion of realised integration synergies.

(2) Risk discount rates are gross of tax and have been derived using the Capital Asset Pricing Model. The rates shown for the Australian businesses for March 2002 are 0.5% higher than those selected by Tillinghast.

(3) The valuations of Australian and New Zealand entities comprise the present value of estimated future distributable profits after corporate tax, together with the present value of 70% of the attaching imputation credits. The valuations of international entities other than New Zealand comprise the present values of estimated future distributable profits after corporate tax.

EXCESS CAPITAL & GROUP FUNDING

Earnings on Excess Capital

The Group's net interest income and relevant margins are impacted by any excess capital held in the banking operations above the level required to efficiently and prudently run those operations. Variations in capital ratios (and therefore gearing levels) of a bank over time will lead to movements in net interest income and net interest margins. Separating out the earnings on excess capital from the overall operating results of the banking operations removes the distortion caused by varying capital/gearing ratios.

When estimating excess capital, benchmarks are chosen having regard to Australian and international peers and the risk profile and asset base of the Group's banking operations. Excess capital does not represent the total amount of surplus capital held by the Group.

Earnings on excess capital is calculated by applying the average three-year bank bill swap rate to the estimated excess. For balance sheet management purposes, the banking operations use a three-year benchmark for the investment term of capital. Holdings of excess capital reduce the amount of debt required by the banking operations to fund asset growth. Any reduction in excess capital would therefore need to be replaced with debt of the same term in order to maintain the interest rate risk profile of the banking operations. For the half year to March 2002, the cost of raising three-year debt averaged 5.3% compared to 5.7% and 5.6% respectively for the half years to March 2001 and September 2001.

The Group's results for the current half include net earnings on excess capital of $69 million compared with $16 million and $78 million respectively for the half years to March 2001 and September 2001. The sale of Michigan National on 1 April 2001 is the main reason for the increase in excess capital compared to March 2001.

Group Funding

Group Funding acts as the central vehicle for movements of capital and structural funding to support the Group's global operations. As a result, Group Funding will capture the impact of certain events which may have a positive or negative earnings effect. Capturing the impact of these events within Group Funding minimises the earnings distortion to the lines of business and enhances the comparability of performance over time.

For the half year ended March 2002, the after tax impact captured within Group Funding was negative $143 million compared to a negative impact of $22 million after tax for the half year ended September 2001 and $3 million for the half year ended March 2001.

Factors contributing to the movement between March 2001 and March 2002 include:

- the recapitalisation of HomeSide;
- an adverse impact on intra-group funding (loans held in foreign currency) arising from the increase in the Australian dollar;
- an unfavourable interest rate accrual adjustment on an interest swap between New York branch and Wholesale Financial Services Australia;
- the inability to benefit from a tax deduction previously obtained in the United States in respect of preference share capital invested in HomeSide; and
- lower interest income on loan to HomeSide offset in National Income Securities' distributions.

NON-CORE & DISPOSED OPERATIONS

HomeSide International, Inc.

Statement of Financial Performance Australian dollars

	Half year to			Favourable / (Unfavourable) change on	
	Mar 02 $m	Sep 01 $m	Mar 01 $m	Sep 01 %	Mar 01 %
Mortgage servicing fees	832	872	805	(4.6)	3.4
Amortisation of mortgage servicing rights	752	712	491	(5.6)	(53.2)
Net servicing revenue	**80**	**160**	**314**	**(50.0)**	**(74.5)**
Net interest income/(expense)	27	(6)	(71)	large	large
Net mortgage origination revenue	191	240	96	(20.4)	99.0
Proceeds from the sale of operating assets	2,299	-	-	large	large
Other income	24	46	15	(47.8)	60.0
Total operating income	**2,621**	**440**	**354**	**large**	**large**
Carrying value of operating assets sold	2,219	-	-	large	large
Expenses attributable to sale of operating assets	99	-	-	large	large
Other operating expenses	257	261	218	1.5	(17.9)
Underlying profit	**46**	**179**	**136**	**(74.3)**	**(66.2)**
Charge to provide for doubtful debts	28	28	34	-	17.6
Profit before tax	**18**	**151**	**102**	**(88.1)**	**(82.4)**
Income tax expense/(benefit)	(89)	37	37	large	large
Net operating profit before significant items	**107**	**114**	**65**	**(6.1)**	**64.6**
Goodwill amortisation	-	22	26	large	large
Net operating profit after goodwill amortisation and before significant items	**107**	**92**	**39**	**16.3**	**large**
Significant operating expense – impairment loss on mortgage servicing	-	909	734	large	large
Income tax expense on impairment loss	-	320	-	large	large
Net operating profit	**107**	**(497)**	**(695)**	**large**	**large**
Significant non-operating expenses					
Change in assumptions	-	1,436	-	large	large
Write off of goodwill	-	858	-	large	large
Net profit	**107**	**(2,791)**	**(695)**	**large**	**large**

Statement of Financial Performance
United States dollars

	Half year to			Favourable / (Unfavourable) change on	
	Mar 02 US$m	Sep 01 US$m	Mar 01 US$m	Sep 01 %	Mar 01 %
Mortgage servicing fees	429	448	428	(4.2)	0.2
Amortisation of mortgage servicing rights	387	368	261	(5.2)	(48.3)
Net servicing revenue	**42**	**80**	**167**	**(47.5)**	**(74.9)**
Net interest income/(expense)	14	(2)	(38)	large	large
Net mortgage origination revenue	98	124	51	(21.0)	92.2
Proceeds from the sale of operating assets	1,184	-	-	large	large
Other income	12	24	8	(50.0)	50.0
Total operating income	**1,350**	**226**	**188**	**large**	**large**
Carrying value of operating assets sold	1,143	-	-	large	large
Expenses attributable to sale of operating assets	51	-	-	large	large
Other operating expenses	132	135	116	2.3	(13.8)
Underlying profit	**24**	**91**	**72**	**(73.6)**	**(66.7)**
Charge to provide for doubtful debts	15	14	18	(7.1)	16.7
Profit before tax	**9**	**77**	**54**	**(88.3)**	**(83.3)**
Income tax expense/(benefit)	(46)	20	20	large	large
Net operating profit before significant items	**55**	**57**	**34**	**(3.5)**	**61.8**
Goodwill amortisation	-	15	18	large	large
Net operating profit after goodwill amortisation and before significant items	**55**	**42**	**16**	**31.0**	**large**
Significant operating expense – impairment loss on mortgage servicing	-	461	389	large	large
Income tax expense on impairment loss	-	166	-	large	large
Net operating profit	**55**	**(253)**	**(373)**	**large**	**large**
Significant non-operating expenses					
Change in assumptions	-	760	-	large	large
Write off of goodwill	-	590	-	large	large
Net profit	**55**	**(1,603)**	**(373)**	**large**	**large**

Net profit for the half year ended 31 March 2002 was US$55 million, compared to US$16 million before significant items and a net loss of US$373 million after significant items in the prior corresponding period. Key factors contributing to the result include:

- The sale of the HomeSide operating platform and operating assets to Washington Mutual on 1 March 2002 resulted in a loss of US$10 (A$19) million, (refer page 14 for further details).
- Net servicing revenue of US$42 ($A80) million decreased 74.9%, with flat mortgage servicing fees more than offset by higher amortisation of mortgage servicing rights. A lower mortgage interest rate environment resulted in higher prepayment activity which drove a 48.3% increase in amortisation charges.
- Net interest income increased to US$14 (A$27) million compared to net interest expense of US$38 million, due in part to a widening of the spread between short-term and long-term rates and from repayment of debt.
- Net mortgage origination revenue of US$98 (A$191) million increased US$47 million from the prior period primarily due to a 23.4% increase in total production volume, excluding bulk acquisitions, to US$19.8 billion. Net mortgage origination revenue declined 21.0% from US$124 million in the prior half primarily due to the sale of HomeSide's operating assets on 1 March 2002, which resulted in only 5 months of origination revenue recognised for the half ended March 2002.
- Other income increased from US$8 million to US$12 (A$24) million as a result of higher gains on sales of reinstated government insured mortgage loans held for sale by HomeSide.
- Other operating expenses of US$132 (A$257) million increased 13.8%, primarily due to increased production

- The charge to provide for doubtful debts of US$15 (A$30) million has decreased 16.7%, primarily due to a decline in per unit servicing losses resulting from a shift in the geographic mix and composition of the servicing portfolio.
- Recognition of a future income tax benefit of US$46 (A$89) million relating to the mortgage servicing rights impairment and provision for valuation adjustment which was not previously recognised in the consolidated entity's accounts as realisation of this benefit was not previously regarded as virtually certain.

NET PROFIT BY REGION ONGOING CORE OPERATIONS

	Half year to			Favourable / (Unfavourable) change on		
	Mar 02 $m	Sep 01 $m	Mar 01 $m	Sep 01 %	Mar 01 %	Mar 01 excluding fx impact %
Australia	**1,126**	**1,018**	**925**	**10.6**	**21.7**	**21.7**
Retail Banking (incl. Corporate Centre)	850	692	646	22.8	31.6	31.6
Wholesale Financial Services	159	158	153	0.6	3.9	3.9
Wealth Management	178	164	157	8.5	13.4	13.4
Excess Capital and Group Funding (1)	(61)	4	(31)	large	(96.8)	(96.8)
Europe	**600**	**528**	**510**	**13.6**	**17.6**	**13.7**
Retail Banking	476	429	395	11.0	20.5	15.4
Wholesale Financial Services	110	80	86	37.5	27.9	26.7
Wealth Management (2)	14	19	29	(26.3)	(51.7)	(48.3)
New Zealand	**197**	**161**	**151**	**22.4**	**30.5**	**25.8**
Retail Banking	130	105	109	23.8	19.3	13.8
Wholesale Financial Services	79	66	58	19.7	36.2	32.8
Wealth Management	4	7	4	(42.9)	-	-
Group Funding	(16)	(17)	(20)	5.9	20.0	25.0
United States	**(21)**	**96**	**94**	**large**	**large**	**large**
Retail Banking (3)	(1)	1	(2)	large	50.0	50.0
Wholesale Financial Services (4)	(21)	33	38	large	large	large
Group Funding (5)	1	62	58	(98.4)	(98.3)	(96.6)
Asia	**65**	**45**	**49**	**44.4**	**32.7**	**30.6**
Nautilus Insurance (6)	2	5	(3)	(60.0)	large	large
Wholesale Financial Services	46	29	39	58.6	17.9	12.8
Wealth Management	15	4	7	large	large	large
Group Funding	2	7	6	(71.4)	(66.7)	(66.7)
Net cash profit from ongoing core operations	**1,967**	**1,848**	**1,729**	**6.4**	**13.8**	**13.2**
Revaluation profit after tax	237	144	189	64.6	25.4	25.4
Goodwill amortisation	48	47	48	(2.1)	-	-
Net profit from ongoing core operations	**2,156**	**1,945**	**1,870**	**10.8**	**15.3**	**14.8**

(1) Earnings on excess capital is wholly attributed to Australia. The earnings rate on excess capital for the half years ended March 2002, September 2001 and March 2001 were 5.26%, 5.55% and 5.73% respectively.

(2) Wealth Management Europe's result for the half year to March 2001 was positively impacted by the receipt of profit commission on Creditors Insurance business relating to the prior year. Refer to page 34 for details.

(3) United States Retail Banking incorporates payments clearing operations. There are no traditional retail banking activities within the United States following the sale of Michigan National on 1 April, 2001.

(4) Wholesale Financial Services United States' results for the half year to March 2002 were impacted by a major provisioning charge. Refer to page 31 for details.

(5) United States Group Funding result for the half year to March 2002 has been impacted by an unfavourable interest rate accrual adjustment on an interest swap between New York branch and Wholesale Financial Services Australia and the inability to benefit from a tax deduction previously obtained in respect of preference share capital invested in HomeSide. Refer to page 37 for details.

(6) A captive insurance operation.

RESULTS FOR THE HALF YEAR ENDED 31 MARCH 2002

DETAILED FINANCIAL INFORMATION

1. SUMMARY STATEMENT OF FINANCIAL PERFORMANCE

	Note	Half year to Mar 02 $m	Half year to Sep 01 $m	Half year to Mar 01 $m	Favourable/ (Unfavourable) change on Sep 01 %	Favourable/ (Unfavourable) change on Mar 01 %	Favourable/ (Unfavourable) change on Mar 01 exclude fx impact %
Net interest income							
Interest income	3	8,285	9,367	10,552	(11.6)	(21.5)	(22.3)
Interest expense	3	4,682	5,813	7,146	19.5	34.5	35.2
Net interest income	3	3,603	3,554	3,406	1.4	5.8	4.6
Other operating income							
Wealth Management other operating income		3,013	(129)	861	large	large	large
HomeSide proceeds from sale of operating assets		2,299	-	-	large	large	large
Other operating income		2,210	2,455	2,569	(10.0)	(14.0)	(14.7)
Revaluation profit		370	237	273	56.1	35.5	35.5
Significant non-operating income		-	5,314	-	large	large	large
Total other operating income	7	7,892	7,877	3,703	0.2	large	large
Total income		**11,495**	**11,431**	**7,109**	**0.6**	**61.7**	**59.8**
Operating expenses							
Wealth Management operating expenses		2,727	(111)	713	large	large	large
HomeSide carrying value of operating assets sold		2,219	-	-	large	large	large
Other operating expenses		2,963	2,933	3,004	(1.0)	1.4	2.6
Amortisation of goodwill		48	69	98	30.4	51.0	51.0
Significant operating expenses		-	909	734	large	large	large
Significant non-operating expenses		-	5,223	-	large	large	large
Total operating expenses	**8**	**7,957**	**9,023**	**4,549**	**11.8**	**(74.9)**	**(72.5)**
Profit before doubtful debts and income tax		**3,538**	**2,408**	**2,560**	**46.9**	**38.2**	**37.2**
Charge to provide for doubtful debts	10	417	578	411	27.9	(1.5)	0.5
Profit before income tax expense		**3,121**	**1,830**	**2,149**	**70.5**	**45.2**	**44.4**
Income tax expense							
Wealth Management operating income tax		129	(168)	(19)	large	large	large
Operating income tax		596	728	789	18.1	24.5	24.8
Revaluation income tax		133	93	84	(43.0)	(58.3)	(58.3)
Significant operating income tax		-	(320)	-	large	large	large
Significant non-operating income tax		-	704	-	large	large	large
Total income tax expense	12	858	1,037	854	17.3	(0.5)	0.1
Net profit		**2,263**	**793**	**1,295**	**large**	**74.7**	**73.7**
Net profit attributable to outside equity interests		7	1	4	large	(75.0)	(75.0)
Net profit attributable to members of the Company		**2,256**	**792**	**1,291**	**large**	**74.7**	**73.7**
Distributions		95	101	112	5.9	15.2	14.6
Earnings attributable to ordinary shareholders		**2,161**	**691**	**1,179**	**large**	**83.3**	**82.1**

2. GROUP NET PROFIT BY LINE OF BUSINESS

	Half Year to			Favourable/(Unfavourable) change on		
	Mar 02 $m	Sep 01 $m	Mar 01 $m	Sep 01 %	Mar 01 %	Mar 01 excluding fx impact %
Ongoing core operations						
Financial Services Australia	879	699	678	25.8	29.6	29.6
Financial Services Europe	471	432	394	9.0	19.5	16.4
Financial Services New Zealand	133	111	113	19.8	17.7	13.2
Other (incl. Corporate Centre)(1)	(26)	(10)	(40)	large	35.0	40.0
Retail Banking (incl. Corporate Centre)	**1,457**	**1,232**	**1,145**	**18.3**	**27.2**	**26.6**
Wholesale Financial Services	**373**	**366**	**374**	**1.9**	**(0.3)**	**(1.1)**
Wealth Management	**448**	**338**	**386**	**32.5**	**16.1**	**15.8**
Excess Capital and Group Funding	**(74)**	**56**	**13**	**large**	**large**	**large**
Net profit from ongoing core operations before goodwill	**2,204**	**1,992**	**1,918**	**10.6**	**14.9**	**14.4**
Goodwill amortisation	48	47	48	(2.1)	-	-
Net profit from ongoing core operations	**2,156**	**1,945**	**1,870**	**10.8**	**15.3**	**14.8**
Non-core and disposed operations						
HomeSide US	107	(2,791)	(695)	large	large	large
Michigan National	-	-	132	large	large	large
Profit from sale of Michigan National	-	1,681	-	large	large	large
Other	-	(42)	(12)	large	large	large
Net profit from/(loss) non-core and disposed operations	**107**	**(1,152)**	**(575)**	**large**	**large**	**large**
Net profit	**2,263**	**793**	**1,295**	**large**	**74.7**	**73.7**
Net profit attributable to outside equity interests	7	1	4	large	(75.0)	(75.0)
Net profit attributable to members of the company	**2,256**	**792**	**1,291**	**large**	**74.7**	**73.7**
Distributions	95	101	112	5.9	15.2	14.6
Earnings attributable to ordinary shareholders	**2,161**	**691**	**1,179**	**large**	**83.3**	**82.1**

(1) 'Other' includes Corporate Centre, which is comprised of the following non-operating units - Group Finance, Corporate Development, People & Culture, and Office of the CEO. Other also includes Group eliminations.

3. NET INTEREST INCOME

Group	Half year to Mar 02 $m	Half year to Sep 01 $m	Half year to Mar 01 $m	Favourable/(Unfavourable) change on Sep 01 %	Favourable/(Unfavourable) change on Mar 01 %	Favourable/(Unfavourable) change on Mar 01 excluding fx impact %
Ongoing core operations						
Interest income						
Loans to customers	6,707	7,105	7,287	(5.6)	(8.0)	(8.9)
Other interest	1,371	1,954	2,187	(29.8)	(37.3)	(37.9)
Total interest income	8,078	9,059	9,474	(10.8)	(14.7)	(15.6)
Interest expense						
Deposits and other borrowings	3,349	4,074	4,513	17.8	25.8	26.4
Other	1,156	1,429	1,841	19.1	37.2	38.1
Total interest expense	4,505	5,503	6,354	18.1	29.1	29.8
Total ongoing core operations	**3,573**	**3,556**	**3,120**	**0.5**	**14.5**	**13.2**
Non-core and disposed operations						
HomeSide US						
Total interest income	204	304	273	(32.9)	(25.3)	(27.5)
Total interest expense	177	310	344	42.9	48.5	50.0
Net interest income	27	(6)	(71)	large	large	large
Michigan National	-	-	350	large	large	large
Other non-core operations						
Vivid	3	4	7	(25.0)	(57.1)	(57.1)
Total non-core and disposed operations	**30**	**(2)**	**286**	**large**	**(89.5)**	**(89.9)**
Net interest income	**3,603**	**3,554**	**3,406**	**1.4**	**5.8**	**4.6**

By line of business

	Mar 02 $m	Sep 01 $m	Mar 01 $m	Sep 01 %	Mar 01 %	Mar 01 excluding fx impact %
Ongoing core operations						
Retail Banking (incl. Corporate Centre)	3,082	3,004	2,759	2.6	11.7	10.5
Wholesale Financial Services	559	497	398	12.5	40.5	38.2
Wealth Management	54	46	31	17.4	74.2	74.2
Excess Capital and Group Funding	(122)	9	(68)	large	(79.4)	(77.9)
Non-core and disposed operations						
HomeSide US	27	(6)	(71)	large	large	large
Michigan National	-	-	350	large	large	large
Other non-core operations	3	4	7	(25.0)	(57.1)	(57.1)
Net interest income	**3,603**	**3,554**	**3,406**	**1.4**	**5.8**	**4.6**

4. NET INTEREST MARGINS AND SPREADS

Group	Half year to Mar 02 %	Half year to Sep 01 %	Half year to Mar 01 %	Change on Sep 01 basis pts
Group interest spread	2.41%	2.41%	2.28%	-
Group interest margin [2]	2.71%	2.76%	2.66%	(0.05)
Group interest margin (excluding earnings on excess capital) [2]	2.64%	2.67%	2.64%	(0.03)

By region

Australia [1]				
Australia interest spread	2.74%	2.77%	2.35%	(0.03)
Australia interest margin [2]	2.87%	3.00%	2.82%	(0.13)
Australia interest margin (excluding earnings on excess capital) [2]	2.72%	2.81%	2.77%	(0.09)
Great Britain [1]				
Great Britain interest spread	2.40%	2.40%	2.48%	-
Great Britain interest margin [2]	2.81%	2.98%	2.88%	(0.17)
Other International [1]				
Other International interest spread	1.59%	1.58%	1.86%	0.01
Other International interest margin [2]	1.92%	1.80%	2.09%	0.12

By line of business

Retail Banking (incl. Corporate Centre) interest spread	3.18%	3.18%	3.13%	-
Retail Banking (incl. Corporate Centre) interest margin [2]	3.58%	3.64%	3.61%	(0.06)
Wholesale Financial Services interest margin [2]	0.82%	0.76%	0:69%	0.06

[1] Australia, Great Britain and Other International include intragroup cross border loans/borrowings and associated interest.

[2] Interest margin is net interest income as a percentage of average interest-earning assets.

5. AVERAGE BALANCE SHEET & RELATED INTEREST

The following tables set forth the major categories of interest-earning assets and interest-bearing liabilities, together with their respective interest rates earned or paid by the Group. Averages are predominantly daily averages. Interest income figures include interest income on non-accruing loans to the extent cash payments have been received. Amounts classified as Other International represent interest-earning assets or interest-bearing liabilities of the controlled entities and overseas branches, excluding Great Britain and HomeSide US. Non-accrual loans are included with interest-earning assets within loans and advances.

Average assets and interest income

	Half year ended Mar 02			Half year ended Sep 01		
	Average balance $m	Interest $m	Average rate %	Average balance $m	Interest $m	Average rate %
Interest earning-assets						
Due from other financial institutions						
Australia	2,315	47	4.07	2,312	65	5.61
Great Britain	6,162	93	3.03	4,771	106	4.43
Other International	8,288	139	3.36	8,562	201	4.68
Regulatory deposits						
Great Britain	48	-	-	42	-	-
Other International	106	2	3.78	92	2	4.34
Marketable debt securities						
Australia	12,738	307	4.83	12,322	312	5.05
Great Britain	9,924	211	4.26	9,861	284	5.74
Other International	11,202	184	3.29	11,457	277	4.82
Loans and advances (1)						
Australia	109,403	3,551	6.51	104,925	3,663	6.96
Great Britain	56,172	1,804	6.44	51,830	1,923	7.40
HomeSide US	26	96	large	27	101	large
Other International	44,673	1,356	6.09	42,960	1,525	7.08
Other interest earning assets (2)						
Australia	10	505	n/a	16	725	n/a
Great Britain	1,048	38	n/a	20	1	n/a
HomeSide US	4,265	109	n/a	3,456	202	n/a
Other International	32	(157)	n/a	3,805	(18)	n/a
Intragroup loans (3)						
Great Britain	5,836	103	3.54	2,388	33	2.76
Other International	5,588	102	3.66	9,568	126	2.63
Average interest-earning assets and interest income incl intragroup loans by:						
Australia	124,466	4,410	7.11	119,575	4,765	7.95
Great Britain	79,190	2,249	5.70	68,912	2,347	6.79
HomeSide US	4,291	205	9.58	3,483	303	17.35
Other International	69,889	1,626	4.67	76,444	2,113	5.51
Total average interest-earning assets and interest income incl intragroup loans	**277,836**	**8,490**	**6.13**	**268,414**	**9,528**	**7.08**

Average assets and interest income

	Half year ended Mar 02			Half year ended Sep 01		
	Average balance $m	Interest $m	Average rate %	Average balance $m	Interest $m	Average rate %
Intragroup loans eliminations	(11,424)	(205)	3.60	(11,956)	(159)	2.65
Total average interest-earning assets by:						
Australia	124,466	4,410	7.11	119,575	4,765	7.95
Great Britain	73,354	2,146	5.87	66,524	2,314	6.94
HomeSide US	4,291	205	9.58	3,483	303	17.35
Other International	64,301	1,524	4.75	66,876	1,987	5.93
Total average interest earning assets	**266,412**	**8,285**	**6.24**	**256,458**	**9,369**	**7.29**
Non-interest earning assets						
Investments relating to life insurance business (4)						
Australia	31,409			30,459		
Great Britain	424			539		
Other International	15			38		
Acceptances						
Australia	20,572			21,334		
Great Britain	163			88		
Other International	220			421		
Fixed assets						
Australia	1,411			1,252		
Great Britain	550			530		
HomeSide US	79			94		
Other International	392			413		
Other assets						
Australia	20,237			23,688		
Great Britain	2,734			5,227		
HomeSide US	7,011			11,686		
Other International	4,693			4,928		
Total average non-interest earning assets by:						
Australia	73,629			76,733		
Great Britain	3,871			6,384		
HomeSide US	7,090			11,780		
Other International	5,320			5,800		
Total average non-interest earning assets	**89,910**			**100,697**		
Provision for doubtful debts						
Australia	(1,406)			(1,411)		
Great Britain	(814)			(726)		
HomeSide US	(26)			(33)		
Other International	(408)			(372)		
Total average assets by:						
Australia	196,689			194,897		
Great Britain	76,411			72,182		
HomeSide US	11,355			15,230		
Other International	69,213			72,304		
Total average assets	**353,668**			**354,613**		
Percentage of total average assets applicable to international operations	**44.4%**			**45.0%**		

Average liabilities and interest expense

	Half year ended Mar 02			Half year ended Sep 01		
	Average balance $m	Interest $m	Average rate %	Average balance $m	Interest $m	Average rate %
Interest bearing liabilities						
Time deposits						
Australia	34,695	817	4.72	34,809	886	5.08
Great Britain	28,818	569	3.96	27,020	690	5.09
Other International	24,562	475	3.88	30,573	665	4.34
Savings deposits						
Australia	6,039	131	4.35	5,611	138	4.91
Great Britain	9,871	113	2.30	9,712	151	3.10
Other International	6,234	67	2.16	5,548	87	3.13
Other demand deposits						
Australia	36,420	470	2.59	32,250	488	3.02
Great Britain	12,053	110	1.83	11,428	153	2.67
Other International	4,649	61	2.63	4,533	73	3.21
Government and Official Institutions						
Australia	748	14	3.75	714	15	4.19
Other International	1,574	20	2.55	1,896	42	4.42
Due to other financial institutions						
Australia	4,443	72	3.25	3,722	64	3.43
Great Britain	15,759	272	3.46	8,591	243	5.64
Other International	20,786	268	2.59	22,816	485	4.24
Short-term borrowings						
HomeSide US	899	50	11.15	3,480	157	9.00
Other International	4,575	57	2.50	2,958	67	4.52
Long-term borrowings						
Australia	20,254	423	4.19	19,379	541	5.57
Great Britain	-	-	-	67	2	5.95
HomeSide US	3,447	95	5.53	3,706	85	4.57
Other International	256	6	4.70	219	6	5.46
Other interest bearing liabilities(4)						
Australia	5,913	479	n/a	4,454	657	n/a
Great Britain	1,615	-	n/a	2,499	-	n/a
Other International	2	22	n/a	3	27	n/a
Loan Capital						
Australia	742	16	4.32	634	15	4.72
Great Britain	1,141	75	13.18	1,083	75	13.81
Intragroup loans						
Australia	11,424	205	3.60	11,954	159	2.65
Average interest bearing liabilities and interest expense incl intragroup loans by:						
Australia	120,678	2,627	4.37	113,527	2,963	5.21
Great Britain	69,257	1,139	3.30	60,400	1,314	4.34
HomeSide US	4,346	145	6.69	7,186	242	6.72
Other International	62,638	976	3.12	68,546	1,452	4.22
Total average interest bearing liabilities and interest expense incl intragroup loans	**256,919**	**4,887**	**3.81**	**249,659**	**5,971**	**4.77**

Average liabilities and interest expense

	Half year ended Mar 02			Half year ended Sep 01		
	Average balance $m	Interest $m	Average rate %	Average balance $m	Interest $m	Average rate %
Intragroup loans eliminations	(11,424)	(205)	3.60	(11,954)	(159)	2.65
Total average interest bearing liabilities and interest expense by:						
Australia	109,254	2,422	4.45	101,573	2,804	5.51
Great Britain	69,257	1,139	3.30	60,400	1,314	4.34
HomeSide US	4,346	145	6.69	7,186	242	6.72
Other International	62,638	976	3.12	68,546	1,452	4.22
Total average interest bearing liabilities and interest expense	**245,495**	**4,682**	**3.82**	**237,705**	**5,812**	**4.88**
Non-interest bearing liabilities						
Deposits not bearing interest						
Australia	4,727			4,297		
Great Britain	3,150			3,263		
Other International	3,367			3,882		
Liability on acceptances						
Australia	20,572			21,334		
Great Britain	163			88		
Other International	220			421		
Life insurance policy liabilities (4)						
Australia	30,557			29,578		
Great Britain	359			476		
Other International	6			10		
Other liabilities						
Australia	10,516			16,212		
Great Britain	5,228			6,838		
HomeSide US	1,371			2,310		
Other International	3,664			4,246		
Total average non-interest bearing liabilities by:						
Australia	66,372			71,421		
Great Britain	8,900			10,665		
HomeSide US	1,371			2,310		
Other International	7,257			8,559		
Total average non-interest bearing liabilities	**83,900**			**92,955**		

Equity

	Half year ended Mar 02			Half year ended Sep 01		
	Average balance $m	Interest $m	Average rate %	Average balance $m	Interest $m	Average rate %
Equity						
Contributed equity	8,127			7,845		
Preference share capital	730			730		
National income securities	1,945			1,945		
Reserves	1,966			2,128		
Retained profits	11,437			11,225		
Outside equity interests in controlled entities	68			80		
Equity	**24,273**			**23,953**		
Total liabilities and equity	**353,668**			**354,613**		
Percentage of total average liabilities applicable to international operations	**46.7%**			**47.7%**		

(1) Includes non-accrual loans.

(2) Includes interest on derivatives and escrow deposits.

(3) The calculations for Australia, Great Britain, HomeSide US and Other International include intragroup cross border loans/borrowings and associated interest.

(4) Included within investments relating to life insurance business are interest-earning debt securities. The interest earned from these securities is reported in life insurance income, and has therefore been treated as non-interest earning for the purposes of this note. The assets and liabilities held in the statutory funds of the Group's Australian life insurance business are subject to restrictions of the Life Insurance Act 1995.

6. GROSS LOANS & ADVANCES

	As at			Change on	
	Mar 02 $m	Sep 01 $m	Mar 01 $m	Sep 01 %	Sep 01 excluding fx impact %
By region					
Ongoing core operations					
Australia	112,371	106,789	102,021	5.2	5.2
Europe	65,895	71,889	63,683	(8.3)	2.0
New Zealand	24,298	24,011	23,214	1.2	0.7
United States	5,064	4,618	6,359	9.7	18.4
Asia	4,173	4,735	4,066	(11.9)	(4.5)
Total ongoing core operations	**211,801**	**212,042**	**199,343**	**(0.1)**	**3.7**
Non-core and disposed operations					
United States	22	27	17,704	(18.5)	(12.0)
Europe	235	365	414	(35.6)	(8.2)
Total non-core and disposed operations	**257**	**392**	**18,118**	**(34.4)**	**(8.5)**
Total gross loans and advances	**212,058**	**212,434**	**217,461**	**(0.2)**	**3.7**
Securitised loans	**1,175**	**1,440**	**1,770**	**(18.4)**	**(18.4)**

By product					
Ongoing core operations					
Housing	85,483	81,490	75,190	4.9	7.2
Term lending	76,710	77,533	67,602	(1.1)	3.7
Overdrafts	17,988	20,124	19,615	(10.6)	(4.0)
Leasing	14,998	15,776	15,388	(4.9)	0.7
Credit cards	6,187	6,118	5,756	1.1	4.8
Other	10,435	11,001	15,792	(5.1)	(4.4)
Total ongoing core operations	**211,801**	**212,042**	**199,343**	**(0.1)**	**3.7**
Non-core and disposed operations					
HomeSide US	22	27	28	(18.5)	(12.0)
Michigan National	-	-	17,676	large	large
Vivid	235	365	414	(35.6)	(8.2)
Total non-core and disposed operations	**257**	**392**	**18,118**	**(34.4)**	**(8.5)**
Total gross loans and advances	**212,058**	**212,434**	**217,461**	**(0.2)**	**3.7**
Securitised loans	**1,175**	**1,440**	**1,770**	**(18.4)**	**(18.4)**

By product & region	As at Mar 02 Australia $m	Europe $m	New Zealand $m	United States $m	Asia $m	Total $m
Housing	61,220	14,912	8,831	22	520	85,505
Term Lending	29,963	27,967	11,358	4,618	2,804	76,710
Overdrafts	4,991	12,113	884	-	-	17,988
Leasing	7,002	7,948	3	-	45	14,998
Credit cards	3,416	1,937	834	-	-	6,187
Other	5,779	1,253	2,388	446	804	10,670
Total gross loans and advances	**112,371**	**66,130**	**24,298**	**5,086**	**4,173**	**212,058**

Movement from Sep 2001 excluding foreign exchange	Movement from Sep 01 Australia %	Europe %	New Zealand %	United States %	Asia %	Total %
Gross loans and advances						
Including:						
Housing	10.1	(1.0)	4.7	(15.4)	(16.9)	7.2
Term lending	(1.3)	5.2	14.8	14.5	(9.4)	3.7
Overdrafts	(7.9)	(2.1)	(5.4)	-	-	(4.0)
Leasing	(1.0)	2.3	-	-	(6.3)	0.7
Credit cards	6.5	1.9	4.5	-	-	4.8

7. OTHER OPERATING INCOME

	Half year to			Favourable/(Unfavourable) change on		
	Mar 02 $m	Sep 01 $m	Mar 01 $m	Sep 01 %	Mar 01 %	Mar 01 excluding fx impact %
By line of business						
Ongoing core operations						
Retail Banking (incl. Corporate Centre)						
Loan fees from banking	559	543	527	2.9	6.1	5.5
Money transfer fees	486	485	450	0.2	8.0	6.7
Other banking income	516	508	449	1.5	14.9	15.6
Total Retail Banking (incl. Corporate Centre)	**1,561**	**1,536**	**1,426**	**1.6**	**9.5**	**9.0**
Wholesale Financial Services						
Treasury related income	241	298	352	(19.1)	(31.5)	(31.8)
Fees and other banking income	170	223	185	(23.8)	(8.1)	(9.8)
Total Wholesale Financial Services	**411**	**521**	**537**	**(21.1)**	**(23.5)**	**(24.2)**
Wealth Management						
Net premium income and other revenue	832	835	782	(0.4)	6.4	5.9
Investment revenue	2,181	(964)	79	large	large	large
Revaluation profit	370	237	273	56.1	35.5	35.5
Total Wealth Management	**3,383**	**108**	**1,134**	**large**	**large**	**large**
Excess Capital and Group Funding						
Total other operating income	28	24	14	16.7	large	large
Total ongoing core operations	**5,383**	**2,189**	**3,111**	**large**	**73.0**	**72.6**
Non-core and disposed operations						
HomeSide US						
Total other operating income	295	446	425	(33.9)	(30.6)	(32.7)
Proceeds from the sale of operating assets	2,299	-	-	large	large	large
Michigan National						
Total other operating income	-	-	171	large	large	large
Disposal of Michigan National						
Significant - Proceeds from sale	-	5,314	-	large	large	large
Other non-core operations						
Vivid other operating income	-	1	1	large	large	large
Total non-core and disposed operations	**2,594**	**5,761**	**597**	**(55.0)**	**large**	**large**
Group eliminations	(85)	(73)	(5)	16.4	large	large
Total other operating income	**7,892**	**7,877**	**3,703**	**0.2**	**large**	**large**

8. OPERATING EXPENSES

By line of business	Half year to Mar 02 $m	Half year to Sep 01 $m	Half year to Mar 01 $m	Favourable/(Unfavourable) change on Sep 01 %	Favourable/(Unfavourable) change on Mar 01 %	Favourable/(Unfavourable) change on Mar 01 excluding fx impact %
Ongoing core operations						
Retail Banking (incl. Corporate Centre)						
Other operating expenses						
Personnel expenses	1,263	1,241	1,199	(1.8)	(5.3)	(4.5)
Occupancy expenses	250	221	247	(13.1)	(1.2)	(0.1)
Communication, postage and stationery	202	198	187	(2.0)	(8.0)	(6.9)
General expenses	600	647	517	7.3	(16.1)	(11.1)
Total Retail Banking (incl. Corporate Centre)	**2,315**	**2,307**	**2,150**	**(0.3)**	**(7.7)**	**(6.7)**
Wholesale Financial Services						
Other operating expenses						
Personnel expenses	213	213	206	-	(3.4)	(1.9)
Occupancy expenses	8	13	9	38.5	11.1	11.1
Communication, postage and stationery	11	11	10	-	(10.0)	(10.0)
General expenses	138	141	123	2.1	(12.2)	(10.6)
Total Wholesale Financial Services	**370**	**378**	**348**	**2.1**	**(6.3)**	**(4.9)**
Wealth Management						
Net increase/(decrease) in net policy liabilities	1,581	(1,109)	(209)	large	large	large
Claims, administration and other expenses	1,146	998	922	(14.8)	(24.3)	(23.8)
Total Wealth Management	**2,727**	**(111)**	**713**	**large**	**large**	**large**
Excess Capital and Group Funding						
Total other operating expenses	6	11	7	45.5	14.3	14.3
Total ongoing core operations	**5,418**	**2,585**	**3,218**	**large**	**(68.4)**	**(67.5)**
Non-core and disposed operations						
HomeSide US						
Total other operating expenses	257	261	218	1.5	(17.9)	(13.8)
Carrying value of operating assets sold	2,219	-	-	large	large	large
Expenses attributable to sale of operating assets	99	-	-	large	large	large
Significant operating expenses	-	909	734	large	large	large
Significant non-operating expenses	-	2,294	-	large	large	large
Total HomeSide US	**2,575**	**3,464**	**952**	**25.7**	**large**	**large**
Michigan National						
Total other operating expenses	-	-	271	large	large	large
Disposal of Michigan National						
Significant - Cost of foreign operations sold	-	2,929	-	large	large	large
Other non-core operations						
Writedown of e-commerce investments	-	46	-	large	large	large
Vivid operating expenses	1	3	15	66.7	93.3	93.3
Total non-core and disposed operations	**2,576**	**6,442**	**1,238**	**60.0**	**large**	**large**
Group eliminations	(85)	(73)	(5)	(16.4)	large	large
Total expenses excluding goodwill	**7,909**	**8,954**	**4,451**	**11.7**	**(77.7)**	**(75.2)**
Amortisation of goodwill	48	69	98	30.4	51.0	51.0

By total expense category	Half year to Mar 02 $m	Sep 01 $m	Mar 01 $m	Favourable/(Unfavourable) change on Sep 01 %	Mar 01 %	Mar 01 excluding fx impact %
Personnel expenses						
Salaries and related on costs	1,615	1,642	1,666	1.6	3.1	4.0
Other	248	250	201	0.8	(23.4)	(21.9)
Total personnel expenses	**1,863**	**1,892**	**1,867**	**1.5**	**0.2**	**1.2**
Occupancy expenses						
Rental on operating leases	138	148	129	6.8	(7.0)	(6.2)
Depreciation and amortisation	42	43	40	2.3	(5.0)	(5.0)
Other	114	110	118	(3.6)	3.4	5.1
Total occupancy expenses	**294**	**301**	**287**	**2.3**	**(2.4)**	**(1.4)**
General expenses						
Claims [1]	417	317	282	(31.5)	(47.9)	(48.2)
Net increase/(decrease) in net policy liabilities	1,581	(1,109)	(209)	large	large	large
Advertising and marketing	89	109	92	18.3	3.3	4.3
Charge to provide for non lending losses	36	18	51	large	29.4	29.4
Communications, postage and stationery	256	254	257	(0.8)	0.4	1.9
Depreciation and amortisation	169	155	144	(9.0)	(17.4)	(16.0)
Fees and commissions	246	258	264	4.7	6.8	6.8
Carrying value and expenses attributable to HomeSide assets sold	2,318	-	-	large	large	large
Other expenses	640	627	682	(2.1)	6.2	8.1
Total general expenses	**5,752**	**629**	**1,563**	**large**	**large**	**large**
Total operating expenses excluding significant items	**7,909**	**2,822**	**3,717**	**large**	**large**	**large**
Significant operating expenses						
Impairment loss on mortgage servicing rights	-	909	734	large	large	large
Total operating expenses	**7,909**	**3,731**	**4,451**	**large**	**(77.7)**	**(75.2)**
Significant non-operating expenses						
Change in assumptions	-	1,436	-	large	large	large
Write off of goodwill	-	858	-	large	large	large
Cost of foreign operations sold	-	2,929	-	large	large	large
Total operating expenses excluding goodwill	**7,909**	**8,954**	**4,451**	**11.7**	**(77.7)**	**(75.2)**
Amortisation of goodwill	48	69	98	30.4	51.0	51.0
Total operating expenses including goodwill	**7,957**	**9,023**	**4,549**	**11.8**	**(74.9)**	**(72.5)**

[1] September half year number has been restated to report claims on a net basis

Restructure & integration provision

	As at Sep 01 $m	Utilised half year to Mar 02 $m	As at Mar 02 $m
Financial Services Australia (previously Business & Personal Financial Services)	54	8	46
Wholesale Financial Services	5	1	4
Wealth Management	24	24	-
Total restructure and integration provision	**83**	**33**	**50**

9. FULL TIME EQUIVALENT EMPLOYEES

	As at			Change on	
	Mar 02	Sep 01	Mar 01	Sep 01	Mar 01
By region	No.	No.	No.	%	%
Ongoing core operations					
Australia	23,115	23,264	23,065	(0.6)	0.2
Europe	13,428	13,550	13,237	(0.9)	1.4
New Zealand	4,454	4,545	4,505	(2.0)	(1.1)
United States	133	143	139	(7.0)	(4.3)
Asia	800	757	642	5.7	24.6
Total ongoing core operations	**41,930**	**42,259**	**41,588**	**(0.8)**	**0.8**
Non-core and disposed operations					
United States	37	2,721	5,831	(98.6)	(99.4)
Europe	2	3	35	(33.3)	(94.3)
Total non-core and disposed operations	**39**	**2,724**	**5,866**	**(98.6)**	**(99.3)**
Total full time equivalent employees (FTEs)	**41,969**	**44,983**	**47,454**	**(6.7)**	**(11.6)**

By line of business					
Ongoing core operations					
Financial Services Australia	18,534	18,705	18,642	(0.9)	(0.6)
Financial Services Europe	11,876	12,007	11,720	(1.1)	1.3
Financial Services New Zealand	3,783	3,844	3,803	(1.6)	(0.5)
Wholesale Financial Services	2,386	2,419	2,273	(1.4)	5.0
Wealth Management	5,062	4,978	4,842	1.7	4.5
Other[(1)]	289	306	308	(5.6)	(6.2)
Total ongoing core operations	**41,930**	**42,259**	**41,588**	**(0.8)**	**0.8**
Non-core and disposed operations					
HomeSide US	37	2,721	2,580	(98.6)	(98.6)
Michigan National	-	-	3,251	large	large
Europe	2	3	35	(33.3)	(94.3)
Total non-core and disposed operations	**39**	**2,724**	**5,866**	**(98.6)**	**(99.3)**
Total full time equivalent employees (FTEs)	**41,969**	**44,983**	**47,454**	**(6.7)**	**(11.6)**
Average half year FTEs	**44,725**	**45,287**	**47,247**	**(1.2)**	**(5.3)**

(1) Includes Corporate Centre functions.

10. DOUBTFUL DEBTS

Total charge for doubtful debts by region	Half year to Mar 02 $m	Half year to Sep 01 $m	Half year to Mar 01 $m	Favourable/(Unfavourable) change on Sep 01 %	Favourable/(Unfavourable) change on Mar 01 %	Favourable/(Unfavourable) change on Mar 01 excluding fx impact %
Ongoing core operations						
Australia	101	299	174	66.2	42.0	42.0
Europe	182	219	161	16.9	(13.0)	(9.9)
New Zealand	6	4	6	(50.0)	-	-
United States	109	20	11	large	large	large
Asia	(11)	3	-	large	large	large
Total ongoing core operations	**387**	**545**	**352**	**29.0**	**(9.9)**	**(7.7)**
Non-core and disposed operations						
Europe	2	5	11	60.0	81.8	81.8
United States	28	28	48	-	41.7	41.7
Total non-core and disposed operations	**30**	**33**	**59**	**9.1**	**49.2**	**49.2**
Total charge to provide for doubtful debts	**417**	**578**	**411**	**27.9**	**(1.5)**	**0.5**

Total charge for doubtful debts by line of business	Half year to Mar 02 $m	Half year to Sep 01 $m	Half year to Mar 01 $m	Favourable/(Unfavourable) change on Sep 01 %	Favourable/(Unfavourable) change on Mar 01 %	Favourable/(Unfavourable) change on Mar 01 excluding fx impact %
Ongoing core operations						
Financial Services Australia	46	211	113	78.2	59.3	59.3
Financial Services Europe	188	202	146	6.9	(28.8)	(26.4)
Financial Services New Zealand	8	4	9	large	11.1	9.1
Other (incl. Corporate Centre)	(1)	(8)	1	large	large	large
Retail Banking (incl. Corporate Centre)	241	409	269	41.1	10.4	11.5
Wholesale Financial Services	146	134	82	(9.0)	(78.0)	(72.0)
Wealth Management	-	2	1	large	large	large
Total ongoing core operations	**387**	**545**	**352**	**29.0**	**(9.9)**	**(7.7)**
Non-core and disposed operations						
Retail Banking (incl. Corporate Centre)						
Vivid	2	5	11	60.0	81.8	81.8
HomeSide US	28	28	34	-	17.6	17.6
Michigan National	-	-	14	large	large	large
Total non-core and disposed operations	**30**	**33**	**59**	**9.1**	**49.2**	**49.2**
Total charge to provide for doubtful debts	**417**	**578**	**411**	**27.9**	**(1.5)**	**0.5**

Movement in provision for doubtful debts

	Half year to Mar 02			Half year to Sep 01		
	Specific $m	General $m	Total $m	Specific $m	General $m	Total $m
Opening balance						
Ongoing core operations	586	2,180	2,766	534	2,019	2,553
Homeside US	-	27	27	-	34	34
Michigan National	-	-	-	58	336	394
Group opening balance	586	2,207	2,793	592	2,389	2,981
Movements relating to ongoing core operations						
Transfer to/(from) specific/general provision	423	(423)	-	411	(411)	-
Bad debts recovered	64	-	64	61	-	61
Bad debts written off	(399)	-	(399)	(435)	-	(435)
Charge to profit and loss	-	389	389	-	550	550
Foreign currency translation and consolidation adjustments	(23)	(87)	(110)	15	22	37
Movements relating to non-core and disposed operations						
HomeSide US						
Charge to profit and loss	-	28	28	-	28	28
Provision no longer required	-	(28)	(28)	-	(35)	(35)
Foreign currency translation and consolidation adjustments	-	(2)	(2)	-	-	-
Michigan National						
Transfer to/(from) specific/general provision	-	-	-	1	(1)	-
Bad debts recovered	-	-	-	(16)	-	(16)
Bad debts written off	-	-	-	41	-	41
Sale of Michigan National	-	-	-	(58)	(336)	(394)
Foreign currency translation and consolidation adjustments	-	-	-	(26)	1	(25)
Closing balance						
Ongoing core operations	651	2,059	2,710	586	2,180	2,766
HomeSide US	-	25	25	-	27	27
Total provision for doubtful debts	**651**	**2,084**	**2,735**	**586**	**2,207**	**2,793**

11. ASSET QUALITY

Summary of impaired assets	As at Mar 02 $m	As at Sep 01 $m	As at Mar 01 $m	Change on Sep 01 %	Change on Mar 01 %
Gross non-accrual loans	1,750	1,732	1,919	1.0	(8.8)
Gross restructured loans	5	4	4	25.0	25.0
Gross assets acquired through security enforcement	2	4	12	(50.0)	(83.3)
Gross impaired assets	**1,757**	**1,740**	**1,935**	**1.0**	**(9.2)**
Less: Specific provisions - non-accrual loans	(602)	(528)	(537)	14.0	12.1
Net impaired assets	**1,155**	**1,212**	**1,398**	**(4.7)**	**(17.4)**

Total impaired assets by region	As at Mar 02 Gross $m	As at Mar 02 Net $m	As at Sep 01 Gross $m	As at Sep 01 Net $m	As at Mar 01 Gross $m	As at Mar 01 Net $m
Ongoing core operations						
Australia	917	604	963	638	961	695
Europe	579	414	689	503	687	508
New Zealand	36	28	42	33	61	46
United States	220	105	23	18	34	20
Asia	2	1	6	3	4	2
Total ongoing core operations	**1,754**	**1,152**	**1,723**	**1,195**	**1,747**	**1,271**
Non-core and disposed operations						
United States	-	-	11	11	184	126
Europe	3	3	6	6	4	1
Total non-core and disposed operations	3	3	17	17	188	127
Total gross impaired assets	**1,757**	**1,155**	**1,740**	**1,212**	**1,935**	**1,398**

Gross non-accrual loans by region	As at Mar 02 $m	As at Sep 01 $m	As at Mar 01 $m	Change on Sep 01 %	Change on Mar 01 %
Ongoing core operations					
Australia	912	959	957	(4.9)	(4.7)
Europe	577	686	684	(15.9)	(15.7)
New Zealand	36	43	62	(16.3)	(41.9)
United States	220	20	34	large	large
Asia	2	7	4	(71.4)	(50.0)
Total ongoing core operations	**1,747**	**1,715**	**1,741**	**1.9**	**0.3**
Non-core and disposed operations					
United States	-	11	174	large	large
Europe	3	6	4	(50.0)	(25.0)
Total non-core and disposed operations	3	17	178	**(82.3)**	**(98.3)**
Total gross non-accrual loans	**1,750**	**1,732**	**1,919**	**1.0**	**(8.8)**

Gross non-accrual loans to gross loans & acceptances - by region	As at		
	Mar 02	Sep 01	Mar 01
	%	%	%
Ongoing core operations			
Australia	0.69%	0.76%	0.77%
Europe	0.87%	0.95%	1.07%
New Zealand	0.15%	0.18%	0.27%
United States	4.34%	0.43%	0.53%
Asia	0.05%	0.14%	0.09%
Total ongoing core operations	0.75%	0.74%	0.78%
Non-core and disposed operations			
United States	-	41.20%	0.98%
Europe	1.38%	1.63%	0.87%
Total non-core and disposed operations	1.26%	4.33%	0.98%
Total gross non-accrual loans to gross loans & acceptances	**0.75%**	**0.75%**	**0.80%**

Group provisioning coverage ratios [1]

Net impaired assets to total equity	4.9%	5.1%	5.6%
Net impaired assets to total equity plus general provision	4.5%	4.7%	5.1%
Specific provision to gross impaired assets	37.0%	33.7%	30.3%
Total coverage ratio [2]	155.7%	160.5%	146.6%
General provision to risk-weighted assets	0.88%	0.86%	0.82%

(1) Excludes Michigan National.

(2) General and specific provisions to gross impaired assets.

The amounts below are not classified as impaired assets and therefore are not included in the summary on the previous page.

Memorandum disclosure	As at			Change on	
	Mar 02	Sep 01	Mar 01	Sep 01	Mar 01
	$m	$m	$m	%	%
Accruing loans past due 90 days or more with adequate security (net)	296	102	110	large	large
Accruing portfolio facilities past due 90 to 180 days (net)	33	60	16	(45.0)	large

90 days past due loans - by region

Ongoing core operations					
Australia	27	48	41	(43.8)	(34.1)
Europe	48	51	59	(5.9)	(18.6)
New Zealand	7	3	4	large	69.9
Total ongoing core operations	**82**	**102**	**104**	**(19.8)**	**(21.4)**
Non-core and disposed operations					
United States	-	-	6	large	large
Total non-core and disposed operations	**-**	**-**	**6**	**large**	**large**
Total 90 day past due loans	**82**	**102**	**110**	**(19.8)**	**(25.6)**

12. INCOME TAX RECONCILIATION

	Half year to		
Group	**Mar 02 $m**	**Sep 01 $m**	**Mar 01 $m**
Operating profit before income tax			
Australia	1,972	1,413	1,533
Overseas	1,149	417	616
Operating profit/(loss) before tax attributable to the statutory funds of the life insurance business	**236**	**(1)**	**62**
Total operating profit excluding that attributable to the statutory funds of the life insurance business before income tax	**2,885**	**1,831**	**2,087**
Prima facie income tax at 30% (2001: 34%)	866	623	710
Add/(deduct) tax effect of permanent differences:			
Non-allowable depreciation on buildings	5	-	5
Rebate of tax on dividends, interest etc	(17)	(23)	(8)
Foreign tax rate differences	(3)	(221)	(24)
Non-allowable impairment loss on goodwill	-	292	-
Timing differences not carried forward as future income tax assets	-	514	250
Amortisation of goodwill	15	30	29
Future income tax benefits no longer required	(4)	-	(4)
Restatement of tax timing differences due to changes in the Australian company income tax rate	-	(19)	11
Recognition of HomeSide future income tax benefit not previously recognised	(89)	-	-
Under/(over) provision in prior year	18	(4)	(13)
Other	(39)	5	(50)
Total income tax expense on operating profit excluding that attributable to the statutory funds of the life insurance business	**752**	**1,197**	**906**
Income tax attributable to the statutory funds of the life insurance business	106	(160)	(52)
Total income tax expense	**858**	**1,037**	**854**
Effective tax rate	**29.7%**	**56.6%**	**40.9%**
Reconciliation to Statement of Financial Performance			
Ongoing core operations			
Retail Banking (incl. Corporate Centre)			
Income tax expense	630	592	621
Wholesale Financial Services			
Income tax expense	81	140	131
Wealth Management			
Income tax expense/(benefit) - operating profit	129	(168)	(19)
Income tax expense - revaluation profit	133	93	84
Excess Capital and Group Funding			
Income tax expense	(26)	(34)	(74)
Non-core and disposed operations			
HomeSide US			
Income tax expense/(benefit)	(89)	37	37
Income tax benefit - significant items	-	(320)	-
Michigan National			
Income tax expense	-	-	80
Disposal of Michigan National			
Income tax expense	-	704	-
Other non-core operations			
Income tax benefit - writedown of e-commerce investments	-	(7)	-
Income tax benefit - Vivid			(6)

Supplementary Income Tax Reconciliation Wealth Management

	Half year to Mar 02 $m	Sep 01 $m	Mar 01 $m
Operating profit before income tax			
Australia	668	212	417
Overseas	42	51	34
Operating profit/(loss) before tax attributable to the statutory funds of the life insurance business	236	(1)	62
Total operating profit excluding that attributable to the statutory funds of the life insurance business before income tax	**474**	**264**	**389**
Prima facie income tax at 30% (2001: 34%)	142	90	132
Add/(deduct) tax effect of permanent differences:			
Foreign tax rate differences	1	2	(4)
Amortisation of goodwill	1	3	-
Restatement of tax timing differences due to changes in the Australian company income tax rate	-	(18)	(9)
Under/(over) provision in prior year	3	(3)	2
Other	9	11	(4)
Total income tax expense on operating profit excluding that attributable to the statutory funds of the life insurance business	**156**	**85**	**117**
Income tax attributable to the statutory funds of the life insurance business	106	(160)	(52)
Total income tax expense/(benefit)	**262**	**(75)**	**65**
Effective tax rate	**55.3%**	**(28.4%)**	**16.7%**

13. EXCHANGE RATES

Exchange rates

	Statement of Financial Performance average half year to			Statement of Financial Position spot as at		
	Mar 02	Sep 01	Mar 01	Mar 02	Sep 01	Mar 01
Great British Pounds	0.3590	0.3591	0.3662	0.3732	0.3354	0.3434
Euros	0.5811	0.5817	0.5943	0.6090	0.5393	0.5563
Irish Pounds	0.4577	0.4583	0.4680	0.4797	0.4247	0.4381
United States Dollars	0.5151	0.5132	0.5323	0.5322	0.4928	0.4897
New Zealand Dollars	1.2257	1.2312	1.2636	1.2075	1.2135	1.2129

Impact on Statement of Financial Performance of exchange rate movements on the March 2002 ongoing core operations result

Since September 2001 Favourable/(unfavourable)	Europe $m	New Zealand $m	United States $m	Asia $m	Total $m
Net interest income	-	1	-	-	1
Other operating income	-	1	-	1	2
Other operating expenses	-	(1)	-	-	(1)
Charge to provide for doubtful debts	-	-	-	-	-
Income tax expense	-	-	-	-	-
Net operating profit from ongoing core operations	**-**	**1**	**-**	**1**	**2**

Since March 2001 Favourable/(unfavourable)	Europe $m	New Zealand $m	United States $m	Asia $m	Total $m
Net interest income	27	9	3	1	40
Other operating income	14	5	2	-	21
Other operating expenses	(19)	(7)	(1)	(1)	(28)
Charge to provide for doubtful debts	(4)	-	(3)	-	(7)
Income tax expense	(5)	(1)	-	-	(6)
Net operating profit from ongoing core operations	**13**	**6**	**1**	**-**	**20**

Impact on Statement of Financial Position of exchange rate movements on the March 2002 ongoing core operations

Since September 2001 increase/(decrease)	Europe $m	New Zealand $m	United States $m	Asia $m	Total $m
Total assets	(10,641)	156	(2,208)	(936)	(13,629)
Gross loans and advances	(7,330)	120	(342)	(366)	(7,918)
Including:					
Housing	(1,718)	42	-	(50)	(1,726)
Term Lending	(3,020)	48	(323)	(255)	(3,550)
Overdrafts	(1,401)	5	-	-	(1,396)
Leasing	(877)	-	-	(4)	(881)
Credit cards	(214)	4	-	-	(210)
Deposits and other borrowings	(6,948)	96	(911)	(267)	(8,030)

Since March 2001 increase/(decrease)	Europe $m	New Zealand $m	United States $m	Asia $m	Total $m
Total assets	(8,624)	138	(1,862)	(1,207)	(11,555)
Gross loans and advances	(5,108)	104	(508)	(321)	(5,833)
Including:					
Housing	(1,252)	36	(1)	(59)	(1,276)
Term Lending	(1,731)	41	(392)	(197)	(2,279)
Overdrafts	(1,037)	4	-	-	(1,033)
Leasing	(655)	-	-	(5)	(660)
Credit cards	(155)	3	-	-	(152)
Deposits and other borrowings	(5,423)	78	(1,352)	(345)	(7,042)

14. CAPITAL ADEQUACY

Regulatory capital position

Under guidelines issued by APRA, life insurance and funds management activities are excluded from the calculation of risk-weighted assets, and the related controlled entities are deconsolidated for the purposes of calculating capital adequacy. The intangible component of the investment in these controlled entities (the difference between the appraisal value and the embedded value) is deducted from Tier 1 capital, and the embedded value is deducted from the total of eligible Tier 1 and Tier 2 capital. Additionally, any profits from these activities included in the Group's results are excluded from the determination of Tier 1 capital to the extent that they have not been remitted to the Company in the form of dividends. A reconciliation of capital under the different bases is provided.

	As at		
Reconciliation to shareholders funds	**Mar 02**	**Sep 01**	**Mar 01**
Tier 1 Capital	**$m**	**$m**	**$m**
Contributed equity	10,486	10,725	10,248
Reserves	1,480	2,427	3,078
Retained profits	11,416	10,337	9,705
Outside equity interest	69	68	54
Estimated reinvestment under dividend reinvestment plan	301	365	354
Less: Goodwill	(828)	(876)	(2,518)
Intangible assets - Wealth Management	(2,448)	(2,448)	(2,332)
Fair value adjustment on mortgage servicing rights (10% MSR)	(570)	(507)	(787)
Asset revaluation reserve	-	(16)	(16)
Deconsolidation of Wealth Management profits (net of dividends)	(1,080)	(777)	(473)
Minority interests	(69)	(68)	(54)
Tier 1 Capital	**18,757**	**19,230**	**17,259**
Tier 2 Capital			
Asset revaluation reserve	-	16	16
General provision for doubtful debts	1,471	1,538	1,681
Perpetual floating rate notes	470	507	511
Dated subordinated debts	6,349	6,815	6,899
Exchangeable capital units	1,262	1,262	1,262
Notional revaluation of investment securities to market	(3)	11	35
Tier 2 Capital	**9,549**	**10,149**	**10,404**
Deductions			
Investment in non-consolidated controlled entities (net of intangible component deducted from Tier 1)	(2,732)	(2,780)	(2,782)
Holdings of other financial institutions' capital instruments	(445)	(445)	(445)
Deductions	**(3,177)**	**(3,225)**	**(3,227)**
Total regulatory capital	**25,129**	**26,154**	**24,436**
Risk-weighted assets - credit risk [1]	234,788	254,039	270,501
Risk-weighted assets - market risk [2]	2,444	3,474	2,005
Total risk-weighted assets [3]	**237,232**	**257,513**	**272,506**

Risk adjusted capital ratios

Tier 1	7.91%	7.47%	6.33%
Tier 2	4.03%	3.94%	3.82%
Deductions	(1.34%)	(1.25%)	(1.18%)
Total capital	**10.60%**	**10.16%**	**8.97%**

[1] Risk-weighted assets compiled for credit risk purposes as outlined in the APRA Prudential Statement C1 (PS C1).

[2] Risk-weighted assets compiled for market risk purposes as outlined in the APRA APS 113 - "Capital Adequacy: Market Risk".

15. RISK MANAGEMENT

Market risk

The management of market risk is discussed in detail in the Group's Annual Financial Report 2001, at Risk Management on page 41, and at Note 46 Derivative Financial Instruments on page 133. Please refer to that report for detailed information regarding the management of risk.

Trading risk

The following table shows the Group's Value at Risk (VaR) for all member banks' trading portfolios, including both physical and derivative positions. The figures reflect the potential losses across products and regions in which the Group operates.

	Half year to Mar 02		
Value at risk at 99% confidence level	Average value $m	Minimum value $m	Maximum value $m
Foreign exchange risk	7	2	26
Interest rate risk	14	9	23
Volatility risk	3	3	5
Commodities risk	-	-	1
Diversification benefit	(7)	n/a	n/a
Total	**18**	**11**	**34**

VaR measures the adverse changes in the trading portfolio value brought about by daily changes in market rates at a 99% confidence level for the half year to 31 March 2002. This is a change in methodology from the half year to 30 September 2001, when VaR was measured at a 95% confidence level. Comparatives have not been restated to reflect the change in methodology, however, the current period information has also been presented under a 95% confidence level for comparative analysis.

	Average value half year to		Minimum value half year to		Maximum value half year to	
Value at risk at 95% confidence level	Mar 02 $m	Sep 01 $m	Mar 02 $m	Sep 01 $m	Mar 02 $m	Sep 01 $m
Foreign exchange risk	5	6	1	1	17	14
Interest rate risk	8	9	5	7	12	13
Volatility risk	2	2	1	1	3	3
Commodities risk	-	-	-	-	1	1
Diversification benefit	(4)	(4)	n/a	n/a	n/a	n/a
Total	**11**	**12**	**7**	**8**	**21**	**18**

VaR is measured individually according to interest rate risk, foreign exchange risk and volatility risk. The individual risk categories do not sum to the total risk number due to portfolio effect. Risk limits are applied in these categories separately, and against the total risk position.

Balance sheet risk

a) Structural interest rate risk

This table presents a summary of the aggregated structural earnings at risk relating to non-trading assets and liabilities that are sensitive to changes in interest rates. Based on the structural interest rate risk position at balance date, the table shows the possible impact on net income for the 12 months ending September 30, 2002, under a rising or declining interest rate environment.

	Forecast effect on net income 2002[1]		Forecast effect on net income 2001	
	Rising rates $m	Declining rates $m	Rising rates $m	Declining rates $m
Australian dollars	21	(19)	(5)	14

b) Structural foreign exchange rate risk
Refer table below.

c) Liquidity risk
Refer to the Group's Annual Financial Report 2001, at Risk Management on page 43, for a detailed discussion of the management of these risks.

Operational, credit & country risk

Refer to the Group's Annual Financial Report 2001, at Risk Management on pages 43-45, for a detailed discussion of the management of these risks.

Derivatives fair values

This table shows the fair value of all derivative instruments held or issued by the Group. It includes trading and other than trading contracts.

	As at Mar 02			As at Sep 01		
	Notional principal $m	Credit equivalent $m	Fair value $m	Notional principal $m	Credit equivalent $m	Fair value $m
Foreign exchange rate-related contracts						
Spot and forward contracts	289,028	6,054	(32)	318,696	9,557	135
Cross currency swaps	51,098	3,472	(83)	54,867	4,618	573
Futures	13,939	-	-	107	-	-
Options	203,897	3,049	596	95,653	1,566	420
	557,962	12,575	481	469,323	15,741	1,128
Interest rate-related contracts						
Forward rate agreements	63,362	19	3	59,072	26	2
Swaps	468,485	8,910	120	510,723	15,206	293
Futures	151,925	-	(78)	221,194	-	50
Options	96,110	618	162	141,694	1,378	770
	779,882	9,547	207	932,683	16,610	1,115
Other contracts						
Other contracts	5,881	1,104	1,576	4,302	2,010	1,707
Total derivative financial instruments	1,343,725	23,226	2,264	1,406,308	34,361	3,950

16. FINANCIAL INFORMATION FOR US INVESTORS

Generally accepted accounting principles applicable in the United States (US GAAP) differ in some respects from those applying in Australia (Australian GAAP). Figures adjusted to a US GAAP basis are set out below.

Consolidated Statement of Financial Performance	Half year to Mar 02		Half year to Mar 01	
	A$m	US$m (1)	A$m	US$m (1)
Net profit reported using Australian GAAP	2,256	1,203	1,291	630
Life insurance accounting adjustments:				
Movement in excess of net market value over net assets of life insurance controlled entities	(382)	(204)	(273)	(133)
Amortisation of goodwill	(83)	(44)	(80)	(39)
Difference in revenue recognition and change in life insurance policy liabilities	(41)	(22)	(25)	(12)
Difference in investments relating to life insurance business asset values	13	7	(10)	(5)
Unrealised profits on available for sale securities	1	1	(34)	(16)
Shadow life insurance policy liabilities adjustment	(25)	(13)	-	-
Movement in deferred acquisition costs asset	39	21	56	27
Amortisation of present value of future profits (PVFP) asset	(63)	(33)	(19)	(9)
Movement in and elimination of the deferred tax liabilities	95	51	96	47
Elimination of foreign currency translation losses/(profits) on controlled entities	44	23	(19)	(9)
Movement in market value of subordinated debt	(14)	(8)	20	10
Difference in minority interest share of profit	5	2	(8)	(4)
Difference in gain/loss on disposal of life insurance entities subsidiary revalued at historical cost	-	-	16	8
Other adjustments:				
Depreciation charged on difference between revaluation amount and historical cost of buildings	1	-	1	-
Difference in profit/(loss) on sale of land and buildings revalued from historical cost	(1)	(1)	(2)	(1)
Amortisation of goodwill arising from loan loss purchase adjustment	2	1	2	1
Amortisation of goodwill	-	-	3	1
Amortisation of core deposit intangible	-	-	(16)	(8)
Amortisation of deferred tax liability associated with core deposit intangible	-	-	4	2
Pension expense	9	5	22	11
Recognition and amortisation of tax losses resulting from IRS ruling	-	-	2	1
Amortisation of profit on sale-leaseback transactions over lease term	6	3	7	3
Employee share compensation	(19)	(10)	-	-
Difference in lease revenue recognition	(6)	(3)	-	-
Transitional adjustment on adoption of SFAS 133	-	-	(232)	(113)
Movement in fair value of derivative financial instruments and associated impact on provision for mortgage servicing rights	(369)	(197)	321	156
Net income according to US GAAP	**1,468**	**782**	**1,123**	**548**
Earnings per share according to US GAAP (cents)				
Basic	88.3	47.1	66.3	32.4
Diluted	86.8	46.3	65.6	32.0

Comprehensive Income Under US GAAP	Half year to Mar 02		Half year to Mar 01	
	A$m	US$m [1]	A$m	US$m [1]
Net income according to US GAAP	**1,468**	**782**	**1,123**	**548**
Other comprehensive income				
Foreign Currency Translation Reserve	(937)	(500)	1,074	524
Asset Revaluation Reserve	(16)	(9)	2	1
Available for sale securities	(2)	(1)	34	17
Shadow policy liabilities adjustment	25	13	(50)	(24)
Revaluation surplus	(44)	(23)	19	9
Transitional adjustment on adoption of SFAS 133	-	-	(17)	(8)
Movement in fair value of derivative financial instruments	16	9	(194)	(95)
Total other comprehensive income	(958)	(511)	868	424
Total comprehensive income according to US GAAP	**510**	**271**	**1,991**	**972**

Equity

	As at Mar 02		As at Sep 01	
	A$m	US$m [1]	A$m	US$m [1]
Issued and paid-up capital				
Contributed equity reported using Australian GAAP	10,486	5,592	10,725	5,271
Employee share compensation	45	24	26	13
Issued and paid-up capital according to US GAAP	10,531	5,616	10,751	5,284
Reserves				
Reserves reported using Australian GAAP	1,480	789	2,427	1,193
Foreign Currency Translation Reserve	(825)	(440)	(1,762)	(866)
Asset Revaluation Reserve	-	-	(16)	(8)
Reserves according to US GAAP	655	349	649	319
Retained profits				
Retained profits less ouside equity interest reported using Australian GAAP	11,416	6,088	10,337	5,081
Life insurance accounting adjustments:				
Movement in excess of net market value over net assets of life insurance controlled entities	(5,564)	(2,968)	(5,281)	(2,596)
Recognition and amortisation of goodwill	3,018	1,609	3,101	1,524
Difference in revenue recognition and change in life insurance policy liabilities	(1,048)	(559)	(1,007)	(495)
Difference in investments relating to life insurance business asset values	33	18	20	10
Unrealised profits on available for sale securities	(11)	(6)	(12)	(6)
Shadow life insurance policy liability adjustment	3	1	28	14
Movement in revaluation surplus	5	3	(39)	(19)
Movement in deferred acquisition cost assets	314	168	275	135
Recognition and amortisation of PVFP assets	1,683	898	1,746	858
Movement in and elimination of deferred tax liabilities	325	173	230	113
Movement in market value of subordinated debt	(5)	(2)	10	5
Recalculation of minority interest	(73)	(39)	(78)	(38)
Other adjustments:				
Elimination of revaluation surplus of land and buildings	(91)	(49)	(109)	(54)
Adjustment of provision for depreciation on buildings revalued	88	47	87	43
Additional provisions relating to purchase adjustments, less amortisation	(21)	(11)	(23)	(11)
Pension expense	84	45	75	37
Provision for cash dividend	1,115	595	1,054	518
Unrealised profit on shares in entities and other securities	347	185	239	117
Unamortised profit on sale-leaseback transactions	(66)	(35)	(72)	(35)
Employee share compensation	(45)	(24)	(26)	(13)
Difference in lease revenue recognition	(95)	(51)	(89)	(44)
Transitional adjustment on adoption of SFAS 133	(232)	(124)	(232)	(114)
Movement in fair value of derivative financial instruments and associated impact on provision for mortgage servicing rights	217	116	586	288
Retained profits according to US GAAP	11,397	6,078	10,820	5,318
Outside equity interest				
Outside equity interest reported using Austalian GAAP	69	37	68	33
Reclassification of minority interest	(69)	(37)	(68)	(33)
Outside equity interest according to US GAAP	-	-	-	-

Equity (continued)

	As at Mar 02		As at Sep 01	
	A$m	US$m [1]	A$m	US$m [1]
Accumulated other comprehensive income				
Accumulated other comprehensive income reported using Australian GAAP				
Balance brought forward under US GAAP	1,767	942	1,613	794
Movement in Foreign Currency Translation Reserve	(937)	(500)	192	93
Movement in Asset Revaluation Reserve	(16)	(9)	2	1
Unrealised profit on available for sale debt securities	(2)	(1)	(29)	(14)
Shadow life insurance policy liability adjustment	25	13	(6)	(3)
Movement in revaluation surplus	(44)	(23)	30	15
Transitional adjustment on adoption of SFAS 133	-	-	(17)	(8)
Movement in fair value of derivative financial instruments	16	9	(18)	(9)
Accumulated other comprehensive income according to US GAAP	809	431	1,767	869
Total equity according to US GAAP	**23,392**	**12,474**	**23,987**	**11,790**

Consolidated Statement of Financial Position

	As at Mar 02		As at Sep 01	
	A$m	US$m [(1)]	A$m	US$m [(1)]
Assets				
Total assets reported using Australian GAAP	361,637	192,861	374,720	184,175
Life insurance accounting adjustments:				
Elimination of excess of interest of net market values over net assets of life insurance controlled entities	(5,564)	(2,968)	(5,281)	(2,595)
Recognition and accumulated amortisation of goodwill	3,018	1,609	3,101	1,524
Difference in investment asset values in life insurance entities	33	18	20	10
Restatement of deferred acquitision costs	314	168	275	135
Recognition and accumlated amortisation of PVFP asset	1,683	898	1,746	858
Other adjustments:				
Revaluation surplus of land and buildings	(91)	(49)	(109)	(54)
Adjustment of provision for depreciation on buildings revalued	88	47	87	43
Additional provisions relating to purchase adjustments less amortisation	(21)	(11)	(23)	(11)
Pension fund adjustment	84	45	75	37
Unrealised profit on shares in entities and other securities	347	185	239	117
Unrealised profit on available for sale securities	1	0	1	0
Difference in lease revenue recognition	(107)	(57)	(101)	(50)
Fair value adjustments to derivative financial instruments and associated impact on provision for mortgage servicing rights	1,493	796	2,417	1,188
Early pool-buyout reinstatement	559	298	-	-
Total assets according to US GAAP	363,474	193,840	377,167	185,377
Liabilities				
Total liabilities reported using Australian GAAP	338,186	180,355	351,163	172,597
Difference in life insurance policy liabilities	1,048	559	1,007	495
Elimination of present value discount on deferred tax liabilities	(325)	(173)	(230)	(113)
Subordinated debt revaluation from market value to cost	5	3	(10)	(5)
Increase in and reclassification of minority interests	142	75	143	70
Unamortised profit on sale-leaseback transactions	66	35	72	35
Elimination of dividend provided for but not formally declared prior to balance date	(1,115)	(595)	(1,054)	(518)
Deferred tax liability associated with difference in lease revenue recognition	(12)	(6)	(12)	(6)
Fair value adjustments to derivative financial instruments	1,557	830	1,964	965
Deferred tax liability associated with fair value adjustments to derivative financial instruments	(29)	(15)	137	67
Proceeds received in advance - early pool-buyout	559	298	-	-
Total liabilities reported according to US GAAP	340,082	181,366	353,180	173,587
Net assets according to US GAAP	**23,392**	**12,474**	**23,987**	**11,790**

[(1)] Translated from Australian dollars at the rate of US$0.5333 equals A$1.00 (Sept 2001: US$0.4915 equals A$1.00, March 2001: US$0.4881 equals A$1.00), the "Noon Buying Rate" per the Federal Reserve Bank of New York on 31 March 2002.

ALPHABETICAL INDEX